CALCULATION OF REGISTRATION FEE

			Amount of
			Aggregate
Class of	Shares	Offering Price	Offering	Registration
Securities Registered	Registered(1)	Per Share	Price	Fee(2)
Common Stock, par value $0.01 per share	16,100,000	$18.00	$289,800,000	$20,662.74

(1)	Includes 2,100,000 shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2) The registration fee is being paid on a deferred basis in reliance upon Rules 456(b) and 457(r).

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-165901

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED APRIL 5, 2010

14,000,000 Shares

Common Stock

We are offering 14,000,000 shares of our common stock pursuant to this prospectus supplement and the accompanying prospectus. Our common stock is listed on the NASDAQ Global Select Market under the symbol “BEXP.” On April 7, 2010, the last reported sale price of the common stock on the NASDAQ Global Select Market was $18.29 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-9 of this prospectus supplement and on page 6 of the accompanying prospectus.

		Underwriting
	Price to	Discounts and	Proceeds
	Public	Commissions	to Us

Per Share	$18.00	$0.7650	$17.235
Total	$252,000,000	$10,710,000	$241,290,000

The underwriters have an option to purchase a maximum of 2,100,000 additional shares within 30 days following the date of this prospectus supplement to cover over-allotments.

Delivery of the shares will be made on or about April 13, 2010.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	Jefferies & Company

Johnson Rice & Company L.L.C.	Raymond James	RBC Capital Markets	Tudor, Pickering, Holt & Co.

Howard Weil Incorporated	Thomas Weisel Partners LLC

The date of this prospectus supplement is April 7, 2010.

PROSPECTUS SUPPLEMENT

PROSPECTUS

i

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) using a shelf registration process. Under the shelf registration process, we may offer from time to time unsecured senior or subordinated debt securities, preferred stock, shares of preferred stock that may be represented by depositary shares, common stock, warrants to purchase debt securities, common stock, preferred stock or other securities, rights to purchase debt securities, common stock, preferred stock or other securities and units consisting of one or more of these classes of securities. In the accompanying prospectus, we provide you with a general description of the securities we may offer from time to time under our shelf registration statement. In this prospectus supplement, we provide you with specific information about the shares of our common stock that we are selling in this offering. Both this prospectus supplement and the accompanying prospectus include important information about us, our common stock and other information you should know before investing. This prospectus supplement also adds, updates and changes information contained in the accompanying prospectus.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information discussed in this prospectus supplement, our filings with the SEC and our public releases include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). All statements, other than statements of historical facts, included herein concerning, among other things, planned capital expenditures, increases in oil and gas production, the number of anticipated wells to be drilled after the date hereof, future cash flows and borrowings, pursuit of potential acquisition opportunities, our financial position, business strategy and other plans and objectives for future operations, are forward-looking statements. These forward-looking statements are identified by their use of terms and phrases such as “may,” “expect,” “estimate,” “project,” “plan,” “believe,” “intend,” “achievable,” “anticipate,” “will,” “continue,” “potential,” “should,” “could,” and similar terms and phrases. Although we believe that the expectations reflected in these forward-looking statements are reasonable, they do involve certain assumptions, risks and uncertainties. Our results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, among others:

•	general economic conditions, whether internationally, nationally or in the regional and local market areas in which we do business, may be less favorable than expected, including the ongoing financial uncertainty could adversely affect the demand for oil and natural gas and make it difficult, if not impossible, to access financial markets;

•	our ability to generate sufficient cash flow from operations, borrowings or other sources to enable us to fully develop our undeveloped operated and non-operated acreage positions;

•	our ability to successfully develop our large inventory of undeveloped operated and non-operated acreage primarily held in resource-style areas in the Williston Basin located in North Dakota and Montana;

•	the volatility in commodity prices for oil and natural gas, including continued declines in prices, which would have a negative impact on our operating cash flow and could require us to take additional ceiling test write-downs;

•	the possibility that the industry may be subject to future regulatory or legislative actions (including changes to existing tax rules and regulations and changes in environmental regulation);

•	exploration and development risks;

•	the presence or recoverability of estimated oil and natural gas reserves and the actual future production rates and associated costs;

•	the ability to replace oil and natural gas reserves;

•	environmental risks;

•	drilling and operating risks;

•	availability of pipeline capacity and other means of transporting crude oil and natural gas production;

•	competition, including competition for acreage in resource-style areas;

•	management’s ability to execute our plans to meet our goals;

•	our ability to retain key members of our senior management and key technical employees;

•	our ability to obtain goods and services, such as drilling rigs and tubulars, to execute our drilling program;

•	continued hostilities in the Middle East and other sustained military campaigns or acts of terrorism or sabotage; and

•	other competitive, governmental, legislative, regulatory, geopolitical and technological factors that may negatively impact our businesses, operations or pricing.

Finally, our future results will depend upon various other risks and uncertainties, including, but not limited to, those detailed in our filings with the SEC that are incorporated by reference herein and in the section entitled “Risk Factors” included elsewhere in this prospectus supplement. For additional information regarding risks and uncertainties, please read our filings with the SEC under the Exchange Act and the Securities Act, including our annual report on Form 10-K for the fiscal year ended December 31, 2009. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements in this paragraph and elsewhere in this prospectus supplement and in the documents incorporated by reference. Other than as required under securities laws, we do not assume a duty to update these forward-looking statements, whether as a result of new information, subsequent events or circumstances, changes in expectations or otherwise.

SUMMARY

This summary information highlights information contained elsewhere in or incorporated by reference into this prospectus supplement and the accompanying prospectus. This summary may not contain all the information that is important to you. Unless the context otherwise requires, the terms “Brigham,” “we,” “us,” “our,” and similar terms refer to Brigham Exploration Company and its subsidiaries.

OUR COMPANY

We are an independent exploration, development and production company that utilizes advanced exploration, drilling and completion technologies to systematically explore for, develop and produce domestic onshore oil and natural gas reserves. We focus our activities in provinces where we believe these technologies, including horizontal drilling, multi-stage isolated fracture stimulations and 3-D seismic imaging, can be used to effectively maximize our return on invested capital.

Commencing in late 2005 we began acquiring acreage within the Williston Basin in North Dakota and Montana. As of March 31, 2010, we have approximately 302,800 net leasehold acres in the Williston Basin. In late 2007, the majority of our drilling capital expenditures shifted from our historically active areas in the Onshore Gulf Coast, the Anadarko Basin and West Texas to the Williston Basin, where we are currently targeting the Bakken, Three Forks and Red River objectives. Through year-end 2009, we have invested in excess of $222 million on drilling, land and seismic in this region.

In 2009, we spent exploration and development capital totaling approximately $60.0 million to drill and complete 57 gross (8.4 net) wells and to acquire land and seismic in our operating areas. In the Williston Basin, we spent exploration and development capital totaling approximately $53.1 million to drill and complete 54 gross (7.5 net) wells and to acquire land and seismic. In February 2010, we announced our updated exploration and development capital budget totaling approximately $199.3 million to drill and acquire land and seismic. In the Williston Basin, we anticipated spending exploration and development capital totaling approximately $190.0 million to drill and complete 25.7 net wells and acquire land and seismic.

Subject to the completion of this offering, we will increase our 2010 exploration and development capital budget to approximately $293.9 million to drill and complete 33.5 net wells, to construct production infrastructure and to acquire land and seismic. In the Williston Basin, we anticipate spending exploration and development capital totaling $277.4 million, which includes $214.1 million to drill and complete 31.1 net wells, $37.8 million to construct production infrastructure and $25.5 million to acquire land and seismic.

The following table provides information regarding our assets and operations located in our core areas.

	December 31, 2009						2009
						3-D	Average
	Net		Proved	Pre-tax	%	Seismic	Daily
Province	Acreage		Reserves(b)	PV10%(c)	Oil	Data	Production(d)
			(MMBoe)	(Millions)		(Sq. Miles)	(Boe/d)

Williston Basin	302,800(a	)	15.4	$133.3	89%	1,232	1,806
Onshore Gulf Coast	14,988		8.2	87.7	21%	4,459	2,194
Anadarko Basin	25,455		2.9	13.1	6%	2,381	726
Powder River Basin	47,061		0.0	0.3	71%	170	10
Other	7,669		1.2	19.7	90%	4,698	298

Total	397,973		27.7	$254.1	60%	12,940	5,034

(a)	As of March 31, 2010. Includes pending 10,000 net acre acquisition announced March 15, 2010.

(b)	MMBoe is defined as one million barrels of oil equivalent determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

(c)	The prices used to calculate this measure were $61.18 per barrel of oil and $3.87 per MMbtu of natural gas. The prices represent the average prices per barrel of oil and per MMbtu of natural gas for the first day of each month in the 12-month period prior to the end of the reporting period. These prices were adjusted to reflect applicable transportation and quality differentials on a well-by-well basis to arrive at realized sales prices used to estimate our reserves at this date. The standardized measure of future net cash flows of our proved reserves at December 31, 2009 was $246.5 million. See “Reconciliation of Standardized Measure to Pre-tax PV10%.”

(d)	Average daily production volumes calculated based on 360 day year. Includes average daily production of approximately 46 barrels of oil per day, or 16,475 total barrels of oil produced in the Williston Basin during 2009 and not sold but recorded as inventory at December 31, 2009. Ending inventory at year end 2008 and 2007 was not material. Adjusting the production volumes for amounts included in inventory would result in average daily sales volumes in the Williston Basin and in total of 1,760 and 4,988 barrels of oil equivalent, respectively.

Our executive offices are located at 6300 Bridge Point Parkway, Building Two, Suite 500, Austin, Texas 78730 and our telephone number is (512) 427-3300. Information contained on our website, www.bexp3d.com, is not part of this prospectus supplement or the accompanying prospectus.

BUSINESS STRATEGY

Our business strategy is to create value for our stockholders by growing reserves, production volumes and cash flow utilizing advanced exploration, drilling and completion technologies to systematically explore for, develop and produce domestic onshore oil and natural gas reserves. Key elements of our business strategy include:

Focus on Provinces.  We plan to concentrate the majority of our near term capital expenditures in the Williston Basin, where we believe our approximately 302,800 net acres and the application of advanced drilling and completion techniques provide us with a significant competitive advantage in developing the Bakken, Three Forks and Red River formations. In addition to the Williston Basin, we have a multi-year inventory of drilling prospects in the following three provinces: Onshore Gulf Coast, Anadarko Basin and West Texas. Our projects in these provinces provide us with important future drilling investment diversification. In addition, we continue to monitor industry activity in the Powder River Basin, including drilling activities resulting from recent acquisitions by other operators.

Leverage our Engineering and Operational Expertise.  Our staff is proficient with state-of-the-art drilling and completion technologies, including directional drilling, horizontal drilling and multi-stage isolated fracture stimulations. Our drilling and completion techniques in the Williston Basin have rapidly evolved from drilling and completing long lateral wells with single large uncontrolled hydraulic fracture stimulations in late 2006 to drilling long lateral wells with 20 isolated hydraulic fracture stimulation stages beginning in the fourth quarter 2008 and first quarter 2009. Most recently, we have completed long lateral wells with up to 32 isolated fracture stimulation stages. We will continue to refine our drilling and completion techniques in order to attempt to enhance well performance and the associated estimated ultimate recoveries and rates of return.

Capitalize on Internally Generated Exploration Successes Through Disciplined Development Activities.  From 1990 to 1999, we grew our reserves and production volumes primarily through successful exploration drilling. In recent years, our exploratory drilling success has generated a multi-year inventory of development drilling locations. We have a 19 year track record of successfully generating and drilling exploration wells in new oil and natural gas plays. We are particularly interested in those plays with attractive exploration and development potential that complement our current exploration, development and production activities. After identifying such a play, we will often selectively build an acreage position in the play. Our current inventory of drilling locations in the Williston Basin, Vicksburg and Hunton plays are examples of successful projects where our position in the play was internally identified and originated.

Enhance Returns Through Operational Control.  We typically leverage our technical and operational expertise by seeking to maintain operational control of our exploration and drilling activities. As operator, we retain more control over the timing, selection and process of drilling prospects, which enhances our ability to maximize our return on invested capital. Since we generate most of our own projects, we generally have the ability to retain operational control over all phases of our exploration, development and production activities. Furthermore, retaining operational control gives us the ability to control the financing, construction and operation of infrastructure related to our production operations such as crude oil, natural gas and wastewater gathering and processing, which in certain situations can enhance our well and project economics.

RECENT DEVELOPMENTS

2010 Williston Basin Completion Activity

				FRAC	IP	30 Day
Well Name	Area	Objective	~WI	STAGES	(Boe/d)	Average (Boe/d)**

Sorenson 29-32 #1H	Ross	Bakken	95%	27	5,133	N/A
Jack Erickson 6-31 #1H	Rough Rider	Bakken	21%*	30	2,652	NA
Jerome Anderson 15-10 #1H	Ross	Bakken	50%	30	3,115	NA
Papineau Trust 17-20 #1H	Rough Rider	Bakken	43%*	29	3,042	NA
Kalil 25-36 #1H	Rough Rider	Bakken	38%*	30	1,586	NA
Liffrig 29-20 #1H	Ross	Three Forks	72%	29	2,477	1,082
Owan-Nehring 27-34 #1H	Rough Rider	Bakken	49%	30	2,513	1,089
Jackson 35-34 #1H	Rough Rider	Bakken	62%	30	3,540	907
State 36-1 #1H	Rough Rider	Bakken	16%*	30	3,807	1,516

*	Rough Rider drilling participation agreement wells where our working interest is anticipated to increase upon payout.

**	Excludes any days well was down for remediation.

We continue to develop our core operated Ross and Rough Rider project areas in Mountrail, Williams and McKenzie Counties with one well currently fracing, two wells currently waiting on completion and four wells drilling.

Subsequent to the completion of this offering, we plan to accelerate our drilling activities in the Williston Basin.

2010 and 2011 Capital Budgets

In February 2010, we announced our updated exploration and development capital budget totaling approximately $199.3 million to drill and acquire land and seismic. This budget was based upon four operated drilling rigs running in the Williston Basin throughout 2010 and drilling 39 gross (21.1 net) operated wells and 4.6 net non-operated wells.

We estimate that we will receive net proceeds from this offering of approximately $241.3 million ($277.5 million if the underwriters exercise their option to purchase additional stock in full). We intend to use a portion of the proceeds from this offering to accelerate our Williston Basin operated Bakken and Three Forks drilling program, construct production infrastructure and acquire land and seismic in the Williston Basin. Accordingly, upon completion of this offering, we will revise our 2010 exploration and development capital budget upward by $94.6 million to approximately $293.9 million. We anticipate that our revised 2010 exploration and development capital budget will include adding an incremental operated drilling rig approximately every four months beginning May 2010 such that we are running eight operated drilling rigs by May 2011.

As a result of the upward revision of our exploration and development capital budget subsequent to the completion of this offering, we anticipate drilling 33.5 net wells during 2010, including 31.1 net wells in the Williston Basin. We also expect that $37.8 million of the proceeds from the offering will fund construction of production infrastructure and $27.0 million will fund the acquisition of land and seismic. We would expect to maintain eight rigs in the Williston Basin in 2011 and into 2012 and drill approximately 45 net wells in 2011.

The table below sets forth our updated 2010 budget announced February 2010 and revised 2010 exploration and development capital budget, which is subject to completion of this offering.

	Updated 2010	Revised 2010
	Budget	Budget(a)
	(In millions)

Drilling	$183.7	$229.1
Field level infrastructure	—	37.8
Land and Seismic	15.6	27.0

Exploration and Development Capital Budget	$199.3	$293.9

(a)	Subject to completion of this offering.

We anticipate setting our initial 2011 exploration and development capital budget at $360 million, which would include $348 million in drilling expenditures and $12 million in land and seismic expenditures. In 2011, we anticipate drilling 44.6 net Bakken and Three Forks wells in the Williston Basin primarily in our core acreage positions in our Rough Rider and Ross project areas.

Factors that could cause us to further increase our level of activity and capital expenditure budget in 2010 or 2011 include a further reduction in service and material costs, the formation of joint ventures with other exploration and production companies, the divestiture of non-strategic assets, a further improvement in commodity prices or well performance that exceeds our risked forecasts, all of which would positively impact our operating cash flow. Factors that would cause us to reduce our capital budgets in 2010 or 2011 from the revised amounts outlined above include, but are not limited to, increases in service and materials costs, reductions in commodity prices or underperformance of wells relative to our risked forecasts, all of which would negatively impact our operating cash flow.

2010 West Texas Asset Divestiture

On March 26, 2010, we signed an agreement to sell approximately 0.6 million barrels of oil equivalent consisting primarily of proved developed producing reserves located in West Texas to a third party producer for approximately $14 million of proceeds. During December 2009, these properties produced 213 barrels of oil equivalent per day. We expect this transaction to close in the next 30 days, subject to customary closing conditions.

SUMMARY HISTORICAL FINANCIAL DATA

This section presents our summary consolidated financial data and should be read in conjunction with “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included in “Item 8. Financial Statements and Supplementary Data” of our Annual Report on Form 10-K for the fiscal year ended December 31, 2009. The selected consolidated financial data in this section is not intended to replace our consolidated financial statements.

We derived the statement of operations data and statement of cash flows data for the years ended December 31, 2009, 2008 and 2007, and balance sheet data as of December 31, 2009 and 2008 from our audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

	Year Ended December 31,
	2009	2008	2007
	(In thousands, except per share data)

Statement of Operations Data:
Revenues:
Oil and natural gas sales	$68,192	$125,108	$120,557
Gain (loss) on derivatives, net	2,064	2,548	(1,664)
Other revenue	88	132	88

Total revenues	70,344	127,788	118,981

Costs and expenses:
Lease operating	14,655	12,363	10,704
Production taxes	5,098	5,374	2,541
General and administrative	9,243	9,557	9,276
Depletion of oil and natural gas properties	32,054	53,498	59,079
Impairment of oil and natural gas properties	114,781	237,180	6,505
Depreciation and amortization	812	629	613
Accretion of discount on asset retirement obligations	421	361	379
Loss on inventory valuation	2,196	—	—

Total costs and expenses	179,260	318,962	89,097

Operating income (loss)	(108,916)	(191,174)	29,884

Other income (expense):
Interest income	578	191	654
Interest expense, net	(16,431)	(14,495)	(14,622)
Other income (expense)	1,544	530	1,022

Total other income (expense)	(14,309)	(13,774)	(12,946)

Income (loss) before income taxes and cumulative effect of change in accounting principle	(123,225)	(204,948)	16,938
Income tax benefit (expense):
Current	—	—	—
Deferred	233	42,701	(6,728)

Net Income (loss) available to common stockholders	$(122,992)	$(162,247)	$10,210
Net income (loss) per share available to common stockholders:
Basic	$(1.74)	$(3.57)	$0.23
Diluted	$(1.74)	$(3.57)	$0.22
Weighted average shares outstanding:
Basic	70,569	45,441	45,110
Diluted	70,569	45,441	45,531
Statement of Cash Flows Data:
Net cash provided (used) by:
Operating activities	$51,750	$69,630	$90,449
Investing activities	(164,620)	(179,866)	(99,093)
Financing activities	113,608	136,416	18,207

	Year Ended December 31,
	2009	2008
	(In thousands)

Balance Sheet Data (at end of period):
Cash and cash equivalents	$40,781	$40,043
Oil and natural gas properties, using the full cost method of accounting, net	330,733	404,839
Total assets	498,256	489,056
Long-term debt	158,968	303,730
Series A preferred stock, mandatorily redeemable(a)	10,101	10,101
Total stockholders’ equity	264,283	121,269

(a)	Series A preferred stock matures October 31, 2010.

RECONCILIATION OF STANDARDIZED MEASURE TO PRE-TAX PV10%

Pre-tax PV10% is the estimated present value of the future net revenues from our proved oil and natural gas reserves before income taxes discounted using a 10% discount rate. Pre-tax PV10% is considered a non-GAAP financial measure under SEC regulations because it does not include the effects of future income taxes, as is required in computing the standardized measure of discounted future net cash flows. We believe that pre-tax PV10% is an important measure that can be used to evaluate the relative significance of our oil and natural gas properties and that pre-tax PV10% is widely used by securities analysts and investors when evaluating oil and natural gas companies. Because many factors that are unique to each individual company impact the amount of future income taxes to be paid, the use of a pre-tax measure provides greater comparability of assets when evaluating companies. We believe that most other companies in the oil and natural gas industry calculate pre-tax PV10% on the same basis. Pre-tax PV10% is computed on the same basis as the standardized measure of discounted future net cash flows but without deducting income taxes. The table below provides a reconciliation of our standardized measure of discounted future net cash flows to our pre-tax PV10% value (in millions).

At December 31,
2009

Standardized measure of discounted future net cash flows	$246.5
Add present value of future income tax discounted at 10%	7.6

Pre-tax PV10%	$254.1

THE OFFERING

Common stock offered	14,000,000 shares

Common stock to be outstanding after this offering	114,180,170 shares(a)

Use of proceeds	We estimate that we will receive net proceeds of approximately $241.3 million from the sale of the shares offered by us, after deducting underwriting discounts and commissions, estimated offering expenses, and giving effect to the reimbursement of expenses by underwriters ($277.5 million if the underwriters exercise their option to purchase additional shares in full). We intend to use the proceeds from this offering to accelerate our drilling program in the Williston Basin that targets both the Bakken and Three Forks objectives, to fund the construction of production infrastructure and to acquire land and seismic in the Williston Basin. See “Use of Proceeds.”

Over-allotment option	We have granted the underwriters a 30 day option to purchase a maximum of 2,100,000 additional shares of our common stock to cover over-allotments.

Nasdaq Global Select Market Symbol	BEXP

(a)	Based on shares outstanding as of March 31, 2010. Does not include 4,049,175 shares of our common stock reserved for issuance upon the exercise of options previously granted.

RISK FACTORS

You should carefully consider the following risk factors, in addition to the other information set forth in this report. Each of these risk factors could adversely affect our business, operating results and financial condition.

Oil and natural gas prices are volatile and thus could be subject to further reduction, which would adversely affect our results and the price of our common stock.

Our revenues, operating results and future rate of growth depend highly upon the prices we receive for our oil and natural gas production. Historically, the markets for oil and natural gas have been volatile and are likely to continue to be volatile in the future.

The NYMEX daily settlement price for the prompt month oil contract during 2009 ranged from a high of $81.37 per barrel to a low of $33.98 per barrel. The NYMEX daily settlement price for the prompt month oil contract in 2008 ranged from a high of $145.29 per barrel to a low of $33.87 per barrel. In 2007, the same index ranged from a high of $98.18 per barrel to a low of $50.48 per barrel.

The NYMEX daily settlement price for the prompt month natural gas contract during 2009 ranged from a high of $6.07 per MMBtu to a low of $2.51 per MMBtu. The NYMEX daily settlement price for the prompt month natural gas contract in 2008 ranged from a high of $13.58 per MMBtu to a low of $5.29 per MMBtu. In 2007, the same index ranged from a high of $8.64 per MMBtu to a low of $5.38 per MMBtu.

The markets and prices for oil and natural gas depend on numerous factors beyond our control. These factors include demand for oil and natural gas, which fluctuate with changes in market and economic conditions and other factors, including:

•	worldwide and domestic supplies of oil and natural gas;

•	actions taken by foreign oil and natural gas producing nations;

•	political conditions and events (including instability or armed conflict) in oil-producing or natural gas producing regions;

•	the level of global and domestic oil and natural gas inventories;

•	the price and level of foreign imports including liquefied natural gas imports;

•	the level of consumer demand;

•	the price and availability of alternative fuels;

•	the availability of pipeline or other takeaway capacity;

•	weather conditions;

•	domestic and foreign governmental regulations and taxes; and

•	the overall worldwide and domestic economic environment.

Significant declines in oil and natural gas prices for an extended period may have the following effects on our business:

•	adversely affect our financial condition, liquidity, ability to finance planned capital expenditures and results of operations;

•	reduce the amount of oil and natural gas that we can produce economically;

•	cause us to delay or postpone some of our capital projects;

•	reduce our revenues, operating income and cash flow;

•	reduce the carrying value of our oil and natural gas properties; and

•	limit our access to sources of capital, such as equity and long-term debt.

The ongoing financial uncertainty could negatively impact the prices for oil and natural gas, limit access to the credit and equity markets, increase the cost of capital, and may have other negative consequences that we cannot predict.

The ongoing financial uncertainty in the U.S. could create financial challenges if conditions do not improve. Our internally generated cash flow, our Senior Credit Facility and cash on hand historically have not been sufficient to fund all of our expenditures, and we have relied on the capital markets and sales of non-core assets to provide us with additional capital. Our ability to access the capital markets may be restricted at a time when we would like, or need, to raise capital. If our cash flow from operations is less than anticipated and our access to capital is restricted, we may be required to reduce our operating and capital budget, which could have a material adverse effect on our results and future operations. Ongoing uncertainty may also reduce the values we are able to realize in asset sales or other transactions we may engage in to raise capital, thus making these transactions more difficult to consummate and less economic. Additionally, demand for oil and natural gas may deteriorate further and result in lower prices for oil and natural gas, which could have a negative impact on our revenues. Lower prices could also adversely affect the collectability of our trade receivables and cause our commodity hedging arrangements to be ineffective if our counterparties are unable to perform their obligations.

Our hedging activities may prevent us from benefiting from price increases and may expose us to other risks.

In an attempt to reduce our sensitivity to energy price volatility and in particular to downward price movements, we enter into hedging arrangements with respect to a portion of expected production, such as the use of derivative contracts that generally result in a range of minimum and maximum price limits or a fixed price over a specified time period.

Our hedging activities expose us to the risk of financial loss in certain circumstances. For example, if we do not produce our oil and natural gas reserves at rates equivalent to our derivative position, we would be required to satisfy our obligations under those derivative contracts on potentially unfavorable terms without the ability to offset that risk through sales of comparable quantities of our own production. Additionally, because the terms of our derivative contracts are based on assumptions and estimates of numerous factors such as cost of production and pipeline and other transportation and marketing costs to delivery points, substantial differences between the prices we receive pursuant to our derivative contracts and our actual results could harm our anticipated profit margins and our ability to manage the risk associated with fluctuations in oil and natural gas prices. We also could be financially harmed if the counterparties to our derivative contracts prove unable or unwilling to perform their obligations under such contracts. Additionally, in the past, some of our derivative contracts required us to deliver cash collateral or other assurances of performance to the counterparties if our payment obligations exceeded certain levels. Future collateral requirements are uncertain but will depend on arrangements with our counterparties and highly volatile oil and natural gas prices.

The results of our planned drilling in the Bakken and Three Forks objectives, an emerging play with limited drilling and production history, are subject to more uncertainties than our drilling program in the more established formations and may not meet our expectations for reserves or production.

We have recently begun drilling wells in the Bakken and Three Forks objectives. Part of our drilling strategy to maximize recoveries from the Bakken and Three Forks objectives involves the drilling of horizontal wells using completion techniques that have proven to be successful in other shale formations. Our experience with horizontal drilling of the Bakken and Three Forks objectives to date, as well as the industry’s drilling and production history in the formation, is limited. The ultimate success of these drilling and completion strategies and techniques in this formation will be better evaluated over time as more wells are drilled and longer term production profiles are established. In addition, based on reported decline rates in these formations in other areas and in other shale formations, we estimate the average monthly rates of production should decline by approximately 70% during the first twelve months of production. Actual decline rates may differ significantly. Accordingly, the results of our future drilling in the emerging Bakken and Three Forks objectives are more uncertain than drilling results in the other formations with established reserves and production histories.

Further, access to adequate gathering systems or pipeline takeaway capacity and the availability of drilling rigs and other services may be more challenging in new or emerging plays. If our drilling results are less than anticipated or we are unable to execute our drilling program because of capital constraints, lease expirations, access to gathering systems and takeaway capacity or otherwise, and/or oil and natural gas prices remain depressed or decline further, the return on our investment in these areas may not be as attractive as we anticipate and we could incur material writedowns of unevaluated properties and the value of our undeveloped acreage could decline in the future.

The lack of availability or high cost of drilling rigs, equipment, supplies, insurance, personnel and oil field services could adversely affect our ability to execute our exploration and development plans on a timely basis and within our budget.

Our industry is cyclical and, from time to time, there is a shortage of drilling rigs, equipment, supplies, insurance or qualified personnel. During these periods, the costs and delivery times of rigs, equipment and supplies are substantially greater. In addition, the demand for, and wage rates of, qualified drilling rig crews rise as the number of active rigs in service increases. If increasing levels of exploration and production result in response to strong prices of oil and natural gas, the demand for oilfield services will likely rise, and the costs of these services will likely increase, while the quality of these services may suffer. If the lack of availability or high cost of drilling rigs, equipment, supplies, insurance or qualified personnel were particularly severe in North Dakota, Montana, Texas, Southern Louisiana, or Oklahoma, we could be materially and adversely affected because our operations and properties are concentrated in those areas.

The proposed United States federal budgets for fiscal years 2010 and 2011 and other pending legislation contain certain provisions that, if passed as originally submitted, will have an adverse effect on our financial position, results of operations, and cash flows.

In February 2009, the Obama administration released its budget proposals for the fiscal year 2010, which included numerous proposed tax changes. In April 2009, legislation was introduced to further these objectives and in February 2010, the Obama administration released similar budget proposals for the fiscal year 2011. The proposed budget and legislation would repeal many tax incentives and deductions that are currently used by U.S. oil and gas companies and impose new taxes. Among others, the provisions include: elimination of the ability to fully deduct intangible drilling costs in the year incurred; repeal of the percentage depletion deduction for oil and gas properties; repeal of the manufacturing tax deduction for oil and gas companies; increase in the geological and geophysical amortization period for independent producers; and implementation of a fee on non-producing leases located on federal lands. Should some or all of these provisions become law our taxes could increase, potentially significantly, after net operating losses are exhausted, which would have a negative impact on our net income and cash flows. This could also reduce our drilling activities. Although these proposals initially were made approximately one year ago, none have been voted on or become law. However, it is still the Obama administration’s stated intention to enact these provisions in 2010. We do not know the ultimate impact these proposed changes may have on our business.

We depend on our key management personnel and technical experts and the loss any of these individuals could adversely affect our business.

If we lose the services of our key management personnel, technical experts or are unable to attract additional qualified personnel, our business, financial condition, results of operations, development efforts and ability to grow could suffer. We have assembled a team of engineers, geologists and geophysicists who have considerable experience in applying advanced horizontal drilling and completion and 3-D seismic imaging technology to explore for and to develop oil and natural gas. We depend upon the knowledge, skill and experience of these experts to assist us in improving the performance and reducing the risks associated with our participation in oil and natural gas exploration and development projects. In addition, the success of our business depends, to a significant extent, upon the abilities and continued efforts of our management, particularly Ben M. Brigham, our Chief Executive Officer, President and Chairman of the Board. We have an employment agreement with Mr. Brigham, but do not have an employment agreement with any of our other employees.

Lower oil and natural gas prices may cause us to record ceiling limitation writedowns, which would reduce our stockholders’ equity.

We use the full cost method of accounting for our oil and natural gas investments. Accordingly, we capitalize the cost to acquire, explore for and develop oil and natural gas properties. Under full cost accounting rules, the net capitalized cost of oil and natural gas properties may not exceed a “ceiling limit” that is based upon the present value of estimated future net revenues from proved reserves, discounted at 10%, plus the lower of the cost or fair market value of unproved properties. If net capitalized costs of oil and natural gas properties exceed the ceiling limit, we must charge the amount of the excess to earnings. This is called a “ceiling limitation writedown.” The risk that we will experience a ceiling limitation writedown increases when oil and gas prices are depressed or if we have substantial downward revisions in estimated proved reserves. Based on oil and gas prices in effect on March 31, 2009 ($3.63 per MMBtu for Henry Hub gas and $49.65 per barrel for West Texas Intermediate oil, adjusted for differentials), the unamortized cost of our oil and gas properties exceeded the ceiling limit. As such, we recorded a $114.8 million ($71.9 million after tax) impairment to our oil and gas properties at March 31, 2009. Based on oil and gas prices in effect on December 31, 2008 ($5.71 per MMBtu for Henry Hub gas and $44.60 per barrel for West Texas Intermediate oil, adjusted for differentials), the unamortized cost of our oil and gas properties exceeded the ceiling limit. As such, we recorded a $237.2 million ($148.6 million after tax) impairment to our oil and gas properties at December 31, 2008. We may be required to recognize additional pre-tax non-cash impairment charges in the future reporting periods if market prices for oil or natural gas decline.

We may have difficulty financing our planned capital expenditures, which could adversely affect our business.

We make and hope to continue to make substantial capital expenditures in our exploration and development projects. Without additional capital resources, our drilling and other activities may be limited and our business, financial condition and results of operations may suffer. We may not be able to secure additional financing on reasonable terms or at all, and financing may not continue to be available to us under our existing or new financing arrangements. If additional capital resources are unavailable, we may curtail our drilling, development and other activities or be forced to sell some of our assets on an untimely or unfavorable basis. Any such curtailment or sale could have a material adverse effect on our business, financial condition and results of operation.

Certain of our undeveloped leasehold acreage is subject to leases that will expire over the next several years unless production is established on units containing the acreage or the leases are extended.

As of March 31, 2010, we had mineral leases on approximately 302,800 net acres in the Williston Basin which we believe are prospective for the Bakken and/or Three Forks. A significant portion of the acreage is not currently held by production. Unless production in paying quantities is established on units containing these leases during their primary terms or we obtain extensions of the leases, these leases will expire. If our leases expire, we will lose our right to develop the related properties.

Our drilling plans for these areas are subject to change based upon various factors, including factors that are beyond our control, including drilling results, oil and natural gas prices, the availability and cost of capital, drilling and production costs, availability of drilling services and equipment, gathering system and pipeline transportation constraints, and regulatory approvals.

Our exploration, development and drilling efforts and the operation of our wells may not be profitable or achieve our targeted returns.

We require significant amounts of undeveloped leasehold acreage in order to further our development efforts. Exploration, development, drilling and production activities are subject to many risks, including the risk that commercially productive reservoirs will not be discovered. We invest in property, including undeveloped leasehold acreage, which we believe will result in projects that will add value over time. However, we cannot guarantee that all of our prospects will result in viable projects or that we will not abandon our initial investments. Additionally, we cannot guarantee that the leasehold acreage we acquire will be profitably developed, that new wells drilled by us in provinces that we pursue will be productive or that we will recover all or any portion of our investment in such leasehold acreage or wells. Drilling for oil and natural gas may involve unprofitable efforts, not only from dry wells, but also from wells that are productive but do not produce sufficient net reserves to return a profit after deducting operating and other costs. Wells that are profitable may not achieve our targeted rate of return. Our ability to achieve our target results is dependent upon the current and future market prices for oil and natural gas, costs associated with producing oil and natural gas and our ability to add reserves at an acceptable cost. Additionally, we rely to some extent on 3-D seismic data and other advanced technologies in identifying leasehold acreage prospects and in conducting our exploration activities. These technologies we use do not allow us to know conclusively prior to the acquisition of leasehold acreage or the drilling of a well whether oil or natural gas is present or may be produced economically.

In addition, we may not be successful in implementing our business strategy of controlling and reducing our drilling and production costs in order to improve our overall return. The cost of drilling, completing and operating a well is often uncertain and cost factors can adversely affect the economics of a project. We cannot predict the cost of drilling, and we may be forced to limit, delay or cancel drilling operations as a result of a variety of factors, including:

•	unexpected drilling conditions;

•	pressure or irregularities in formations;

•	equipment failures or accidents;

•	adverse weather conditions;

•	compliance with governmental requirements; and

•	shortages or delays in the availability of drilling rigs and the delivery of equipment.

Exploratory drilling is a speculative activity that may not result in commercially productive reserves and may require expenditures in excess of budgeted amounts.

Our future rate of growth greatly depends on the success of our exploratory drilling program. Exploratory drilling involves a higher degree of risk that we will not encounter commercially productive oil or natural gas reservoirs than developmental drilling. We may not be successful in our future drilling activities because, even with the use of advanced horizontal drilling and completion techniques, 3-D seismic and other advanced technologies, exploratory drilling is a speculative activity.

Although our oil and natural gas reserve data is independently estimated, these estimates may still prove to be inaccurate.

Our proved reserve estimates are prepared each year by Cawley, Gillespie & Associates, Inc., a registered independent petroleum consulting firm. In conducting its evaluation, the engineers and geologists of Cawley, Gillespie & Associates, Inc. evaluate our properties and independently develop proved reserve estimates. There are numerous uncertainties and risks that are inherent in estimating quantities of oil and natural gas reserves and projecting future rates of production and timing of development expenditures as many factors are beyond our control. We incorporate many factors and assumptions into our estimates including:

•	expected reservoir characteristics based on geological, geophysical and engineering assessments;

•	future production rates based on historical performance and expected future operating and investment activities;

•	future oil and gas prices and quality and location differentials; and

•	future development and operating costs.

Although we believe the Cawley, Gillespie & Associates, Inc. reserve estimates are reasonable based on the information available to them at the time they prepare their estimates, our actual results could vary materially from these estimated quantities of proved oil and natural gas reserves (in the aggregate and for a particular location), production, revenues, taxes and development and operating expenditures. In addition, these estimates of proved reserves may be subject to downward or upward revision based upon production history, results of future exploration and development, prevailing oil and natural gas prices, operating and development costs and other factors.

Finally, recovery of proved undeveloped reserves generally requires significant capital expenditures and successful drilling operations. At December 31, 2009, approximately 63% of our estimated proved reserves were classified as undeveloped. At December 31, 2009, we estimated that it would require additional capital expenditures of approximately $266.7 million to develop our proved undeveloped reserves. Our reserve estimates assume that we can and will make these expenditures and conduct these operations successfully, which may not occur.

We need to replace our reserves at a faster rate than companies whose reserves have longer production periods. Our failure to replace our reserves would result in decreasing reserves and production over time.

In general, production from oil and natural gas properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Except to the extent we conduct successful exploration and development activities or acquire properties containing proved reserves, or both, our proved reserves and production will decline as reserves are produced.

We may not be able to find, develop or acquire additional reserves to replace our current and future production. Accordingly, our future oil and natural gas reserves and production and therefore our future cash flow and income, are dependent upon our success in economically finding or acquiring new reserves and efficiently developing our existing reserves.

Our reserves in the Gulf Coast have high initial production rates followed by steep declines in production, resulting in a reserve life for wells in this area that is shorter than the industry average. This production volatility has impacted and, in the future, may continue to impact our quarterly and annual production levels.

We generally must locate and develop or acquire new oil and natural gas reserves to replace those being depleted by production. Without successful drilling and exploration or acquisition activities, our reserves and revenues will decline rapidly. We may not be successful in extending the reserve life of our properties generally and our Gulf Coast properties in particular. Our current strategy includes increasing our reserve base through drilling activities in our Rocky Mountains province and in our other core areas, which have historically had longer-lived reserves. Our existing and future exploration and development projects may not result in significant additional reserves and we may not be able to drill productive wells at economically viable costs.

Our future cash flows are subject to a number of variables, such as the level of production from existing wells, prices of oil and natural gas and our success in finding and producing new reserves. If our revenues were to decrease as a result of lower oil and natural gas prices, decreased production or otherwise, and our access to capital were limited, we would have a reduced ability to replace our reserves or to maintain production at current levels, potentially resulting in a decrease in production and revenue over time.

Drilling locations that we decide to drill may not yield oil or natural gas in commercially viable quantities or quantities sufficient to meet our targeted rate of return.

Our drilling locations are in various stages of evaluation, ranging from locations that are ready to be drilled to locations that will require substantial additional evaluation and interpretation. There is no way to conclusively predict in advance of drilling and testing whether any particular drilling location will yield oil or natural gas in sufficient quantities to recover our drilling or completion costs or to be economically viable. Our use of seismic data and other technologies and the study of producing fields in the same area will not enable us to know conclusively prior to drilling whether oil and natural gas will be present or, if present, whether oil and natural gas will be present in commercial quantities. The analysis that we perform using data from other wells, more fully explored prospects and/or producing fields may not be useful in predicting the characteristics and potential reserves associated with our drilling locations. As a result, we may not find commercially viable quantities of oil and natural gas and, therefore, we may not achieve a targeted rate of return or have a positive return on investment.

The marketability of our oil and natural gas production depends on services and facilities that we typically do not own or control. The failure or inaccessibility of any such services or facilities could affect market based prices or result in a curtailment of production and revenues.

The marketability of our oil and natural gas production depends in part upon the availability, proximity and capacity of natural gas gathering and transportation systems, pipelines and processing facilities. We generally deliver oil at our leases under short-term contracts. Counterparties to our short-term contracts rely on access to regional transportation systems and pipelines. If transportation systems or pipeline capacity is constrained, we would be required to find alternative transportation modes, which would impact our market based price, or temporarily curtail production. We generally deliver natural gas through gas gathering systems and gas pipelines that we do not own under interruptible or short term transportation agreements. Under the interruptible transportation agreements, the transportation of our natural gas may be interrupted due to capacity constraints on the applicable system, for maintenance or repair of the system, or for other reasons as dictated by the particular agreements. If any of the pipelines or other facilities become unavailable, we would be required to find a suitable alternative to transport and process the natural gas, which could increase our costs and reduce the revenues we might obtain from the sale of the natural gas. For example, in 2008, Hurricanes Gustav and Ike disrupted our Gulf Coast operations forcing us to temporarily curtail production and delayed bringing new wells on line. Hurricane Ike forced us to curtail approximately 1.0 MMcfe per day of production during the third quarter 2008. Furthermore, both Hurricanes Gustav and Ike delayed our completion operations on our Southern Louisiana wells reducing third quarter 2008 production by an estimated 1.8 MMcfe per day.

Our level of indebtedness may adversely affect our cash available for operations, which would limit our growth, our ability to make interest and principal payments on our indebtedness as they become due and our flexibility to respond to market changes.

As of December 31, 2009, we had indebtedness of $160 million outstanding under our 9 5/8% Senior Notes due 2014 (the “Senior Notes”) and $10.1 million of Series A preferred stock. Our level of indebtedness will have several important effects on our operations, including:

•	we will dedicate a portion of our cash flow from operations to the payment of interest on our indebtedness and to the payment of our other current obligations and will not have these cash flows available for other purposes;

•	our debt agreements limit our ability to borrow additional funds or dispose of assets and may affect our flexibility in planning for, and reacting to, changes in business conditions;

•	our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired;

•	we may be more vulnerable to economic downturns and our ability to withstand sustained declines in oil and natural gas prices may be impaired;

•	since outstanding balances under our Senior Credit Facility are subject to variable interest rates, we are vulnerable to increases in interest rates; and

•	our flexibility in planning for or reacting to changes in market conditions may be limited.

Our ability to meet our debt obligations and reduce our level of indebtedness depends on future performance. General economic conditions, oil and natural gas prices and financial, business and other factors will affect our operations and our future performance. Many of these factors are beyond our control and we may not be able to generate sufficient cash flow to pay the interest on our debt. In addition, borrowings and equity financing may not be available to pay or refinance such debt.

The indenture governing the Senior Notes and the documents governing our Senior Credit Facility impose significant operating and financial restrictions, which may prevent us from capitalizing on business opportunities and taking some actions.

The indenture governing the Senior Notes and the documents governing our Senior Credit Facility contain customary restrictions on our activities, including covenants that restrict our and our subsidiaries’ ability to:

•	incur additional debt;

•	pay dividends on, redeem or repurchase stock;

•	create liens;

•	make specified types of investments;

•	apply net proceeds from certain asset sales;

•	engage in transactions with our affiliates;

•	engage in sale and leaseback transactions;

•	merge or consolidate;

•	restrict dividends or other payments from subsidiaries;

•	sell equity interests of subsidiaries; and

•	sell, assign, transfer, lease, convey or dispose of assets.

Our indenture contains certain incurrence-based covenants that limit our ability to incur debt and engage in other transactions. One of these covenants incorporates the net present value of our proved reserves calculated based on SEC rules. Our ability to increase our borrowings in 2010 will depend, in part, on prices for oil and natural gas utilized in our year-end 2009 reserve report. Our Senior Credit Facility also requires us to meet a minimum current ratio, a minimum interest coverage ratio, a net leverage ratio and a liquidity requirement. We may not be able to maintain or comply with these ratios, and if we fail to be in compliance with these tests, we will not be able to borrow funds under our Senior Credit Facility, which would make it difficult for us to operate our business.

The restrictions in the indenture governing the Senior Notes and the documents governing our Senior Credit Facility may prevent us from taking actions that we believe would be in the best interest of our business, and may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. We may also incur future debt obligations that might subject us to additional restrictive covenants that could affect our financial and operational flexibility. We cannot assure you that we will be granted waivers or amendments to these agreements if for any reason we are unable to comply with these agreements, or that we will be able to refinance our debt on terms acceptable to us, or at all.

The breach of any of these covenants and restrictions could result in a default under the indenture governing the Senior Notes or under the documents governing our Senior Credit Facility. An event of default under our debt agreements would permit some of our lenders to declare all amounts borrowed from them to be due and payable. If we are unable to repay such indebtedness, lenders having secured obligations, such as the lenders under our Senior Credit Facility, could proceed against the collateral securing the debt. Because the indenture governing the Senior Notes and the documents governing our Senior Credit Facility have customary cross-default provisions, if the indebtedness under the Senior Notes or under our Senior Credit Facility or any of our other facilities is accelerated, we may be unable to repay or finance the amounts due.

Availability under our Senior Credit Facility is based on a borrowing base which is subject to redetermination by our lenders. If our borrowing base is reduced, we may be required to repay amounts outstanding under our Senior Credit Facility.

Under the terms of our Senior Credit Facility, our borrowing base is subject to semi-annual redetermination by our lenders based on their valuation of our proved reserves and their internal criteria. In addition to such semi-annual determinations, our lenders may request one additional borrowing base redetermination during any 12-month period. Our borrowing base is also subject to reduction if we monetize certain of our hedging transactions. In the event the amount outstanding under our Senior Credit Facility at any time exceeds the borrowing base at such time, we may be required to repay a portion of our outstanding borrowings over a period no longer than six months. If we do not have sufficient funds on hand for repayment, we may be required to seek a waiver or amendment from our lenders, refinance our Senior Credit Facility, sell assets or sell additional shares of common stock. We may not be able obtain such financing or complete such transactions on terms acceptable to us, or at all. Failure to make the required repayment could result in a default under our Senior Credit Facility, which could adversely affect our business, financial condition and results or operations. Our borrowing base is currently set at $110 million until the next borrowing base redetermination provided for in the Senior Credit Facility, which is scheduled for May 2010. As of April 1, 2010 we had no borrowings drawn on our Senior Credit Facility.

We may incur additional indebtedness. This could further exacerbate the risks associated with our substantial leverage.

We may incur substantial additional indebtedness in the future. The indenture governing our senior notes and documents governing our Senior Credit Facility contain restrictions on our ability to incur indebtedness. These restrictions, however, are subject to a number of qualifications and exceptions, and under certain circumstances we could incur substantial additional indebtedness in compliance with these restrictions. Moreover, these restrictions do not prevent us from incurring obligations that do not constitute “Indebtedness” or “Debt” under the indenture and the Senior Credit Facility, respectively. If we incur indebtedness above our current debt levels, the related risks that we now face could intensify and we may not be able to meet all our debt obligations. Failure to meet these obligations could result in a default under our debt documents, which could adversely affect our business, financial condition and results of operations.

To service our indebtedness we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control. Failure to generate sufficient cash to service our indebtedness could adversely affect our business, financial condition and results of operations.

Our ability to meet our debt obligations and other expenses will depend on our future performance, which will be subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our Senior Credit Facility or otherwise in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs.

If we are unable to meet our debt service obligations, we may be required to seek a waiver or amendment from our debt holders, refinance such debt obligations or sell assets or additional shares of common stock. We may not be able obtain such financing or complete such transactions on terms acceptable to us, or at all. Failure to meet our debt obligations could result in a default under the agreements governing our indebtedness. An event of default under our debt agreements would permit some of our lenders to declare all amounts borrowed from them to be due and payable. If we are unable to repay such indebtedness, lenders having secured obligations, such as the lenders under our Senior Credit Facility, could proceed against the collateral securing the debt. Because the indenture governing the Senior Notes and the documents governing our Senior Credit Facility have customary cross-default provisions, if the indebtedness under the Senior Notes or under our Senior Credit Facility or any of our other facilities is accelerated, we may be unable to repay or finance the amounts due.

We are subject to various operating and other casualty risks that could result in liability exposure or the loss of production and revenues.

Our operations are subject to hazards and risks inherent in drilling for and producing and transporting oil and natural gas, such as:

•	fires;

•	natural disasters;

•	formations with abnormal pressures;

•	blowouts, cratering and explosions; and

•	pipeline ruptures and spills.

Any of these hazards and risks can result in the loss of hydrocarbons, environmental pollution, personal injury claims and other damage to our properties and the property of others.

We may not have enough insurance to cover all of the risks we face, which could result in significant financial exposure.

We maintain insurance coverage against some, but not all, potential losses in order to protect against the risks we face. We may elect not to carry insurance if our management believes that the cost of insurance is excessive relative to the risks presented. If an event occurs that is not covered, or not fully covered, by insurance, it could harm our financial condition, results of operations and cash flows. In addition, we cannot fully insure against pollution and environmental risks.

We cannot control activities on properties we do not operate. Failure to fund capital expenditure requirements may result in reduction or forfeiture of our interests in some of our non-operated projects.

We do not operate some of the properties in which we have an interest and we have limited ability to exercise influence over operations for these properties or their associated costs. As of December 31, 2009, approximately 26% of our oil and natural gas proved reserves were operated by other companies. Our dependence on the operator and other working interest owners for these projects and our limited ability to influence operations and associated costs could materially adversely affect the realization of our targeted return on capital in drilling or acquisition activities and our targeted production growth rate. The success and timing of drilling, development and exploitation activities on properties operated by others depend on a number of factors that are beyond our control, including the operator’s expertise and financial resources, approval of other participants for drilling wells and utilization of technology.

When we are not the majority owner or operator of a particular oil or natural gas project, we may have no control over the timing or amount of capital expenditures associated with such project. If we are not willing or able to fund our capital expenditures relating to such projects when required by the majority owner or operator, our interests in these projects may be reduced or forfeited.

Our future operating results may fluctuate and significant declines in them would limit our ability to invest in projects.

Our future operating results may fluctuate significantly depending upon a number of factors, including:

•	industry conditions;

•	prices of oil and natural gas;

•	rates of drilling success;

•	capital availability;

•	rates of production from completed wells; and

•	the timing and amount of capital expenditures.

This variability could cause our business, financial condition and results of operations to suffer. In addition, any failure or delay in the realization of expected cash flows from operating activities could limit our ability to invest and participate in economically attractive projects.

We face significant competition and many of our competitors have resources in excess of our available resources.

We operate in the highly competitive areas of oil and natural gas exploration, exploitation, acquisition and production. We face intense competition from a large number of independent, technology-driven companies as well as both major and other independent oil and natural gas companies in a number of areas such as:

•	seeking to acquire desirable producing properties or new leases for future exploration;

•	marketing our oil and natural gas production; and

•	seeking to acquire the equipment and expertise necessary to operate and develop those properties.

Many of our competitors have financial and other resources substantially in excess of those available to us. This highly competitive environment could harm our business.

We are subject to various governmental regulations and environmental risks that may cause us to incur substantial costs.

From time to time, in varying degrees, political developments and federal and state laws and regulations affect our operations. In particular, price controls, taxes and other laws relating to the oil and natural gas industry, changes in these laws and changes in administrative regulations have affected and in the future could affect oil and natural gas production, operations and economics. We cannot predict how agencies or courts will interpret existing laws and regulations or the effect of these adoptions and interpretations may have on our business or financial condition.

Our business is subject to laws and regulations promulgated by federal, state and local authorities, including but not limited to the United States Congress, the Federal Energy Regulatory Commission, the Environmental Protection Agency (EPA), the Bureau of Land Management, the Texas Railroad Commission, the Texas Commission on Environmental Quality, the Oklahoma Corporation Commission, the Louisiana Department of Natural Resources, the Industrial Commission of North Dakota, the Wyoming Oil and Gas Conservation Commission and the Montana Board of Oil and Gas Conservation relating to the exploration for, and the development, production and marketing of, oil and natural gas, as well as safety matters. Legal requirements are frequently changed and subject to interpretation and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. We may be required to make significant expenditures to comply with governmental laws and regulations. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to significant liabilities on our part to the government and third parties and may require us to incur substantial costs of remediation.

Our operations are subject to complex federal, state and local environmental laws and regulations, including the Comprehensive Environmental Response, Compensation and Liability Act, the Resource Conservation and Recovery Act, the Oil Pollution Act of 1990, and the Clean Water Act. Environmental laws and regulations change frequently, and the implementation of new, or the modification of existing, laws or regulations could harm us. For example, on June 9, 2009, companion bills entitled the Fracturing Responsibility and Awareness of Chemicals (FRAC) Act of 2009 were introduced in the United States Senate and House of Representatives. These bills would repeal the exemption for hydraulic fracturing from the federal Safe Drinking Water Act, which would have the effect of allowing the EPA to promulgate regulations requiring permits and imposing new restrictions on hydraulic fracturing under the federal Safe Drinking Water Act. This could, in turn, require state regulatory agencies in states with programs delegated under the Safe Drinking

Water Act to impose additional requirements on hydraulic fracturing operations. In addition, the bills would require persons using hydraulic fracturing, such as us, to disclose the chemical constituents, but not the proprietary formulas, of their fracturing fluids to a regulatory agency, which would make the information public via the internet. If this or similar legislation becomes law, it could cause us to incur substantial compliance costs, and compliance or the consequences of any failure to comply by us could have a material adverse effect on our financial condition and results of operations. At this time, it is not possible to estimate the potential impact on our business that may arise if the federal or state legislation is enacted into law.

The adoption of climate change legislation by Congress could result in increased operating costs and reduced demand for the oil and natural gas we produce.

In June 2009, the U.S. House of Representatives passed the American Clean Energy and Security Act of 2009, also known as the Waxman-Markey Bill. The U.S. Senate’s version, The Clean Energy Jobs and American Power Act, or the Boxer-Kerry Bill, has been introduced, but has not passed. Although these bills include several differences that require reconciliation before becoming law, both bills contain the basic feature of establishing a “cap and trade” system for restricting greenhouse gas emissions. Under such system, certain sources of greenhouse gas emissions would be required to obtain greenhouse gas emission “allowances” corresponding to their annual emissions of greenhouse gases. The number of emission allowances issued each year would decline as necessary to meet overall emission reduction goals. As the number of greenhouse gas emission allowances declines each year, the cost or value of allowances is expected to escalate significantly. The ultimate outcome of this legislative initiative remains uncertain. In addition to the pending climate legislation, the EPA has issued greenhouse gas monitoring and reporting regulations that went into effect January 1, 2010, and require reporting by regulated facilities by March 2011 and annually thereafter. Beyond measuring and reporting, the EPA issued an “Endangerment Finding” under section 202(a) of the Clean Air Act, concluding greenhouse gas pollution threatens the public health and welfare of current and future generations. The EPA has proposed regulations that would require permits for and reductions in greenhouse gas emissions for certain facilities, and may issue final rules as early as 2011. Any laws or regulations that may be adopted to restrict or reduce emissions of GHGs could require us to incur increased operating costs, and could have an adverse effect on demand for the oil and natural gas we produce, depending on the applicability to company operations and the refining, processing, and use of oil and gas.

The market price of our stock is volatile.

The trading price of our common stock and the price at which we may sell securities in the future are subject to large fluctuations in response to any of the following:

•	limited trading volume in our stock;

•	changes in government regulations;

•	quarterly variations in operating results;

•	our involvement in litigation;

•	general market conditions;

•	the prices of oil and natural gas;

•	announcements by us and our competitors;

•	our liquidity;

•	our ability to raise additional funds; and

•	other events.

Our stock price may decline when our financial results decline or when events occur that are adverse to us or our industry.

You can expect the market price of our common stock to decline when our financial results decline or otherwise fail to meet the expectations of the financial community or the investing public or at any other time when events actually or potentially adverse to us or the oil and natural gas industry occur. Our common stock price may decline to a price below the price you paid to purchase your shares of common stock.

We are prohibited from paying dividends on our common stock.

We will retain all future earnings and other cash resources for the future operation and development of our business. The documents governing our Senior Credit Facility and the indenture governing our Senior Notes prohibit the payment of dividends. Accordingly, we do not intend to declare or pay any cash dividends on our common stock in the foreseeable future.

Certain anti-takeover provisions may adversely affect your rights as a stockholder.

Our certificate of incorporation authorizes our Board of Directors to issue up to 10 million shares of preferred stock without stockholder approval and to set the rights, preferences and other designations, including voting rights, of those shares as the Board of Directors may determine. In addition, our Series A preferred stock, the documents governing our senior credit facility and our indenture governing our Senior Notes contain terms restricting our ability to enter into change of control transactions, including requirements to redeem or repay upon a change in control our outstanding Series A preferred stock, the amounts borrowed under our senior credit facility and our Senior Notes. These provisions, alone or in combination with the other matters described in the preceding paragraph, may discourage transactions involving actual or potential changes in our control, including transactions that otherwise could involve payment of a premium over prevailing market prices to holders of our common stock. We are also subject to provisions of the Delaware General Corporation Law that may make some business combinations more difficult.

PRICE RANGE OF COMMON STOCK AND DIVIDEND HISTORY

Our common stock is listed on the NASDAQ Global Select Market under the symbol “BEXP.” The last reported sales price of the common stock on the NASDAQ Global Select Market on April 7, 2010 was $18.29. As of March 31, 2010, we had issued and outstanding 100,180,170 shares of common stock, which were held by approximately 154 shareholders. The following table sets forth the range of high and low sales prices of our common stock, on the NASDAQ Global Select Market.

	Price Ranges
Period Ended:	Low	High

Fiscal Year 2010
First Quarter (through April 7, 2010)	$12.58	$18.48
Fiscal Year 2009
Fourth Quarter Ended December 31, 2009	$7.99	$14.93
Third Quarter Ended September 30, 2009	$2.50	$10.61
Second Quarter Ended June 30, 2009	$1.60	$4.30
First Quarter Ended March 31, 2009	$1.04	$4.25
Fiscal Year 2008
Fourth Quarter Ended December 31, 2008	$2.30	$10.91
Third Quarter Ended September 30, 2008	$10.00	$17.62
Second Quarter Ended June 30, 2008	$5.76	$18.29
First Quarter Ended March 31, 2008	$4.86	$8.16
Fiscal Year 2007
Fourth Quarter Ended December 31, 2007	$5.66	$8.08
Third Quarter Ended September 30, 2007	$4.17	$6.12
Second Quarter Ended June 30, 2007	$5.61	$6.85
First Quarter Ended March 31, 2007	$5.30	$7.44

No dividends have been declared or paid on our common stock to date. Our senior credit facility and the indenture governing our Senior Notes prohibit the payment of dividends. Accordingly, we do not intend to declare or pay any cash dividends on our common stock in the foreseeable future.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of $241.3 million ($277.5 million if the underwriters exercise their option to purchase additional stock in full). “Net proceeds” is the amount we expect to receive after deducting underwriting discounts and commissions, estimated offering expenses, and giving effect to the reimbursement of expenses by underwriters.

We intend to use the proceeds from this offering to accelerate our drilling program in the Williston Basin that targets both the Bakken and the Three Forks objectives, construct production infrastructure and acquire land and seismic. Subject to the completion of this offering, we estimate that we will increase our 2010 exploration and development capital budget upward by $94.6 million to $293.9 million to drill and complete 33.5 net wells, to construct production infrastructure and to acquire land and seismic. See “Recent Developments — 2010 and 2011 Capital Budgets.”

CAPITALIZATION

The following table sets forth our actual and as adjusted consolidated capitalization as of December 31, 2009. We estimate that we will receive net proceeds from this offering of approximately $241.3 million. The as adjusted column gives effect to this offering and the application of the estimated net proceeds as described in “Use of Proceeds,” assuming no exercise of the underwriters’ over-allotment option.

You should read this table in conjunction with the information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2009, which is incorporated by reference in this prospectus supplement.

	As of December 31,
	2009
	Actual	As Adjusted
	(In thousands)

Cash and Cash Equivalents	$40,781	282,071
Short Term Investments	80,093	80,093

Total	$120,874	362,164

Long-Term Debt :
Senior Credit Facility(a)	$—	—
9 5/8% Senior Notes due 2014	158,968	158,968

Total	158,968	158,968
Series A Preferred Stock, mandatorily redeemable, $.01 par value, $20 stated and redemption value, 2,250,000 shares authorized, 505,051 shares issued and outstanding(b)	10,101	10,101
Stockholders’ Equity:
Common stock, $0.01 par value, 180,000,000 shares authorized, Actual — 99,593,075 shares issued and 99,351,825 shares outstanding As adjusted — 113,593,075 issued and 113,351,825 shares outstanding	996	1,136
Additional paid in capital	479,077	720,227
Treasury stock, at cost 241,250 shares	(2,133)	(2,133)
Accumulated other comprehensive income (loss)	(205)	(205)
Retained earnings	(213,452)	(213,452)

Total stockholders’ equity	264,283	505,573

Total capitalization	$433,352	674,642

(a)	As of April 1, 2010, we had no borrowings drawn on our Senior Credit Facility.

(b)	Subject to mandatory redemption on October 31, 2010.

MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX
CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material United States federal income and, to a limited extent, estate tax consequences relating to the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a “capital asset” (generally, property held for investment) by a non-U.S. holder (as defined below).

A “non-U.S. holder” means a beneficial owner of common stock (other than a partnership or entity treated as a partnership for United States federal income tax purposes) that is not for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the “substantial presence” test under Section 7701(b) of the Internal Revenue Code of 1986, as amended, or the “Code”;

•	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Code and Treasury regulations, administrative rulings and judicial decisions, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxation and does not deal with foreign, state, local, alternative minimum tax or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address tax considerations applicable to investors that may be subject to special treatment under the United States federal income tax laws such as (without limitation):

•	certain United States expatriates;

•	stockholders that hold our common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction;

•	stockholders that hold our common stock as a result of a constructive sale;

•	stockholders that acquired our common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	stockholders that are partnerships or entities treated as partnerships for United States federal income tax purposes, or other pass-through entities, or owners thereof;

•	financial institutions;

•	insurance companies;

•	tax-exempt entities;

•	dealers in securities or foreign currencies; and

•	traders in securities that mark-to-market.

If a partnership (including an entity treated as a partnership for United States federal income tax purposes) holds our common stock, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership (including an entity treated as a partnership for United States federal income tax purposes) holding our common stock, you should consult your tax advisor.

We have not sought any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. INVESTORS CONSIDERING THE PURCHASE OF COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Dividends

No dividends have been declared or paid on our common stock to date. The documents governing our Senior Credit Facility and the indenture governing our Senior Notes prohibit the payment of dividends. Accordingly, we do not expect to declare or pay any dividends on our common stock for the foreseeable future. However, if we do make distributions on our common stock, such distributions will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of earnings and profits will constitute a return of capital that is applied against and reduces the non-U.S. holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described under “Gain on Disposition of Common Stock” below. Any dividend paid to a non-U.S. holder of our common stock ordinarily will be subject to withholding of United States federal income tax at a rate of 30%, or such lower rate as may be specified under an applicable income tax treaty. In order to receive a reduced treaty rate, a non-U.S. holder must provide us with IRS Form W-8BEN (or applicable substitute or successor form) properly certifying eligibility for the reduced rate.

Dividends paid to a non-U.S. holder that are effectively connected with the conduct of a trade or business by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment or fixed base of the non-U.S. holder) generally will be exempt from the withholding tax described above and instead will be subject to United States federal income tax on a net income basis at the regular graduated United States federal income tax rates in the same manner as if the non-U.S. holder were a United States person as defined under the Code. In such case, we will not have to withhold United States federal income tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In order to obtain this exemption from withholding tax, a non-U.S. holder must provide us with an IRS Form W-8ECI (or applicable substitute or successor form) properly certifying eligibility for such exemption. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

Any gain realized on the disposition of our common stock by a non-U.S. holder generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with the conduct of a trade or business by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment or fixed base of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation,” or USRPHC, for United States federal income tax purposes.

A non-U.S. holder who has gain that is described in the first bullet point immediately above will be subject to tax on the net gain derived from the disposition under regular graduated United States federal income tax rates in the same manner as if it were a United States person as defined under the Code. In addition, a non-U.S. holder described in the first bullet point immediately above that is a foreign corporation may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder who meets the requirements described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the disposition, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States.

With respect to our status as a USRPHC, we believe that we currently are, and expect to remain for the foreseeable future, a USRPHC for United States federal income tax purposes. However, so long as our common stock continues to be “regularly traded on an established securities market,” a non-U.S. holder will be taxable on gain recognized on the disposition of our common stock only if the non-U.S. holder actually or constructively holds or held more than 5% of such common stock at any time during the five-year period ending on the date of disposition or, if shorter, the non-U.S. holder’s holding period for our common stock. If our common stock were not considered to be regularly traded on an established securities market, all non-U.S. holders would be subject to United States federal income tax on a disposition of our common stock.

Non-U.S. holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our common stock.

Federal Estate Tax

If you are an individual, common stock owned or treated as being owned by you at the time of your death will be included in your gross estate for United States federal estate tax purposes and may be subject to United States federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is furnished to the IRS.

Recent Legislative Developments

Recently enacted legislation, that is effective for amounts paid after December 31, 2012, generally will impose a withholding tax of 30 percent on any dividends on our common stock paid to a foreign financial institution, unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The legislation will also generally impose a withholding tax of 30 percent on any dividends on our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with either certification that such entity does not have any substantial United States owners or identification of the direct and indirect U.S. owners of the entity. Finally, withholding of 30 percent also generally will apply to the gross proceeds of a disposition of our common stock paid to a foreign financial institution or to a non-financial foreign entity unless the reporting and certification requirements described above have been met. Under certain circumstances, a non-U.S. holder of our common stock might be eligible for refunds or credits of such taxes. Investors are encouraged to consult with their tax advisors regarding the possible implications of this legislation on their investment in our common stock.

CERTAIN ERISA CONSIDERATIONS

The common stock may be purchased and held by an employee benefit plan, an individual retirement account or other plan (a “Plan”) subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), Section 4975 of the Code and/or other similar laws. A fiduciary of a Plan subject to ERISA, Section 4975 of the Code and/or such other laws must determine that the purchase and holding of the common stock is consistent with its fiduciary duties. The fiduciary of a Plan subject to ERISA, as well as any other prospective investor subject to Section 4975 of the Code or any similar law, must also determine that its purchase and holding of the common stock does not result in a non-exempt prohibited transaction as provided under Sections 406 and 408 of ERISA or Section 4975 of the Code or similar law. Each purchaser and transferee of the common stock who is subject to ERISA, Section 4975 of the Code and/or a similar law will be deemed to have represented by its acquisition and holding of the common stock that such acquisition and holding does not constitute or give rise to a non-exempt prohibited transaction under ERISA, Section 4975 of the Code or any similar law.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated April 7, 2010, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Jefferies & Company, Inc. are acting as representatives, the following respective numbers of shares of common stock:

Number
Underwriter	of Shares

Credit Suisse Securities (USA) LLC	4,900,000
Jefferies & Company, Inc.	3,500,000
Johnson Rice & Company L.L.C.	1,400,000
Raymond James & Associates, Inc.	1,400,000
RBC Capital Markets Corporation	1,400,000
Tudor, Pickering, Holt & Co. Securities, Inc.	840,000
Howard Weil Incorporated	280,000
Thomas Weisel Partners LLC	280,000

Total	14,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 2,100,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of $0.4590 per share. After the initial public offering, the representative may change the public offering price and concession. All items of value received by the underwriters in connection with this offering did not exceed eight percent of the gross offering proceeds.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting Discounts and Commissions paid by us	$0.7650	$0.7650	$10,710,000	$12,316,500
Expenses payable by us	$0.0259	$0.0225	$362,250	$362,250

In addition, the underwriters will reimburse us for $362,250 of certain expenses related to the offering.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC and Jefferies & Company, Inc. for a period of 90 days after the date of this prospectus supplement, except for issuances pursuant to the conversion or exchange of outstanding convertible or exchangeable securities or the exercise of warrants or options, grants of employee stock options, restricted stock units or other equity based awards pursuant to the terms of a plan or similar arrangement currently in effect, issuances pursuant to the exercise of outstanding options, restricted stock units or equity awards.

Our officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and Jefferies & Company, Inc. for a period of 90 days after the date of this prospectus supplement; provided that the underwriters have agreed to allow our officers and directors to sell up to 450,000 shares of our common stock in the aggregate during the 90-day period referenced above.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “BEXP.”

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Global Select Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Certain of the underwriters and their respective affiliates have in the past and may in the future perform various financial advisory, investment banking and other services for us, our affiliates and our officers in the ordinary course of business, for which they received and will receive customary fees and expenses. In particular, an affiliate of Credit Suisse Securities (USA) LLC is a lender under our senior credit facility.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the shares in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of shares are made. Any resale of the shares in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares.

Representations of Purchasers

By purchasing shares in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the shares without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106 — Prospectus and Registration Exemptions,

•	the purchaser is a “permitted client” as defined in National Instrument 31-103 — Registration Requirements and Exemptions,

•	where required by law, the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under “Resale Restrictions”, and

•	the purchaser acknowledges and consents to the provision of specified information concerning the purchase of the shares to the regulatory authority that by law is entitled to collect the information, including certain personal information. For purchasers in Ontario, questions about such indirect collection of personal information should be directed to Administrative Support Clerk, Suite 1903, Box 55, 20 Queen Street West, Toronto, Ontario M5H 3S8 or to (416) 593-3684.

Rights of Action — Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this document during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us in the event that this document contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares in their particular circumstances and about the eligibility of the investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by Thompson & Knight L.L.P., Dallas, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Vinson & Elkins, L.L.P. Houston, Texas.

EXPERTS

The consolidated financial statements of Brigham Exploration Company as of December 31, 2009 and 2008, and for each of the years in the three-year period ended December 31, 2009, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2009, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

Estimates of the oil and gas reserves of Brigham Exploration Company and related future net cash flows and present values thereof, included in this prospectus supplement and our Annual Report on Form 10-K for the year ended December 31, 2009, were based upon reserve reports prepared by Cawley, Gillespie & Associates, Inc. as of December 31, 2009, December 31, 2008 and December 31, 2007. We have incorporated these estimates in reliance on the authority of such firm as an expert in such matters.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any document we file at the SEC’s public reference room in Washington, D.C. at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-888-SEC-0330 for further information on the public reference rooms. These filings are also available to the public from the SEC’s web site at www.sec.gov. We also maintain an Internet site at www.bexp3d.com that contains information concerning us and our affiliates. The information at our Internet site is not incorporated by reference in this prospectus supplement and the accompanying prospectus, and you should not consider it to be part of this prospectus supplement and the accompanying prospectus.

We have included the accompanying prospectus in our registration statement that we filed with the SEC. The registration statement provides additional information that we are not required to include in this prospectus supplement or the accompanying prospectus. You can receive a copy of the entire registration statement as described above. Although this prospectus supplement and the accompanying prospectus describe the material terms of certain contracts, agreements and other documents filed as exhibits to the registration statement, you should read the exhibits for a more complete description of the document or matter involved.

INCORPORATION BY REFERENCE

The rules of the SEC allow us to “incorporate by reference” into this prospectus supplement and the accompanying prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to that information. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, and later information that we file with the SEC will automatically updated and supersede that information. We incorporate by reference the document listed below and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until the offering of shares is completed:

•	Our annual report on Form 10-K for the year ended December 31, 2009, filed March 1, 2010;

•	Our Proxy Statement for our Annual Meeting of Stockholders filed on Schedule 14A on April 30, 2009 and Amendment No. 1 to Schedule 14A filed on May 18, 2009; and

•	Our Current Report on Form 8-K filed on March 15, 2010.

You may request a copy of these filings, at no cost, by contacting us at:

Brigham Exploration Company
6300 Bridge Point Parkway
Building Two, Suite 500
Austin, Texas 78730
Attention: General Counsel
(512) 427-3300

Debt Securities
Common Stock
Preferred Stock
Depositary Shares
Warrants
Rights
Units
Offered by
Brigham Exploration Company

We may offer, from time to time, in one or more series:

•	unsecured senior debt securities;

•	unsecured subordinated debt securities;

•	shares of common stock;

•	shares of preferred stock;

•	shares of preferred stock that may be represented by depositary shares;

•	warrants to purchase debt securities, common stock, preferred stock or other securities;

•	rights to purchase debt securities, common stock, preferred stock or other securities; and

•	units consisting of one or more of these classes of securities.

The securities:

•	will be offered at prices and on terms to be set forth in an accompanying prospectus supplement;

•	may be offered separately or together, or in separate series;

•	may be convertible into or exchangeable for other securities;

•	may be guaranteed by certain of our subsidiaries; and

•	may be listed on a national securities exchange, if specified in an accompanying prospectus supplement.

Our common stock is listed on the Nasdaq Global Select Market under the symbol “BEXP.”

We will provide the specific terms of the securities in supplements to this prospectus. This prospectus may be used to offer and sell securities only if it is accompanied by a prospectus supplement.

You should read this prospectus and any prospectus supplement carefully before you invest, including the Risk Factors which begin on page 6 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated April 5, 2010

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a “shelf” registration process. Under this shelf process, we may sell different types of the securities described in this prospectus in one or more offerings.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the securities offered by us in that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

You should rely only on the information contained in this prospectus, any prospectus supplement and the documents we have incorporated by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus, any accompanying prospectus supplement or any document incorporated by reference is accurate as of any date other than the date of such document.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the Securities and Exchange Commission in connection with this offering. We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy the registration statement and any other documents we have filed at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Public Reference Room. The Securities and Exchange Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Securities and Exchange Commission at http://www.sec.gov.

This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete and, for a copy of the contract or document, you should refer to the exhibits that are part of the registration statement.

The Securities and Exchange Commission allows us to “incorporate by reference” into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is part of this prospectus, except for any information that is superseded by information included directly in this prospectus. Later information filed with the Securities and Exchange Commission will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (excluding any information furnished pursuant to Item 2.02 or Item 7.01 on any Current Report on Form 8-K) after the date of this prospectus until our offering is completed.

•	Our annual report on Form 10-K for the fiscal year ended December 31, 2009, filed March 1, 2010;

•	Our Proxy Statement for our Annual Meeting of Stockholders filed on Schedule 14A on April 30, 2009 and Amendment No. 1 to Schedule 14A filed on May 18, 2009;

•	Our Current Report on Form 8-K filed on March 15, 2010; and

•	The description of our common stock contained in our registration statement on Form 8-A filed under Section 12 of the Securities Exchange Act of 1934 on April 25, 1997.

Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus, any prospectus supplement or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus or any prospectus supplement.

You may request, orally or in writing, a copy of these filings, at no cost, by contacting us at:

Brigham Exploration Company
6300 Bridge Point Parkway
Building Two, Suite 500
Austin, Texas 78730
Attention: General Counsel
(512) 427-3300

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information discussed in this prospectus supplement, our filings with the Securities and Exchange Commission and our public releases include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included herein concerning, among other things, planned capital expenditures, increases in oil and gas production, the number of anticipated wells to be drilled after the date hereof, future cash flows and borrowings, pursuit of potential acquisition opportunities, our financial position, business strategy and other plans and objectives for future operations, are forward-looking statements. These forward-looking statements are identified by their use of terms and phrases such as “may,” “expect,” “estimate,” “project,” “plan,” “believe,” “intend,” “achievable,” “anticipate,” “will,” “continue,” “potential,” “should,” “could,” and similar terms and phrases. Although we believe that the expectations reflected in these forward-looking statements are reasonable, they do involve certain assumptions, risks and uncertainties. Our results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, among others:

•	general economic conditions, whether internationally, nationally or in the regional and local market areas in which we do business, may be less favorable than expected, including the ongoing financial uncertainty could adversely affect the demand for oil and natural gas and make it difficult, if not impossible, to access financial markets;

•	our ability to generate sufficient cash flow from operations, borrowings or other sources to enable us to fully develop our undeveloped operated and non-operated acreage positions;

•	our ability to successfully develop our large inventory of undeveloped operated and non-operated acreage primarily held in resource-style areas in the Williston Basin located in North Dakota and Montana;

•	the volatility in commodity prices for oil and natural gas, including continued declines in prices, which would have a negative impact on our operating cash flow and could require us to take additional ceiling test write-downs;

•	the possibility that the industry may be subject to future regulatory or legislative actions (including changes to existing tax rules and regulations and changes in environmental regulation);

•	exploration and development risks;

•	the presence or recoverability of estimated oil and natural gas reserves and the actual future production rates and associated costs;

•	the ability to replace oil and natural gas reserves;

•	environmental risks;

•	drilling and operating risks;

•	availability of pipeline capacity and other means of transporting crude oil and natural gas production;

•	competition, including competition for acreage in resource-style areas;

•	management’s ability to execute our plans to meet our goals;

•	our ability to retain key members of our senior management and key technical employees;

•	our ability to obtain goods and services, such as drilling rigs and tubulars, to execute our drilling program;

•	continued hostilities in the Middle East and other sustained military campaigns or acts of terrorism or sabotage; and

•	other competitive, governmental, legislative, regulatory, geopolitical and technological factors that may negatively impact our businesses, operations or pricing.

Finally, our future results will depend upon various other risks and uncertainties, including, but not limited to, those detailed in our filings with the Securities and Exchange Commission that are incorporated by reference herein and in the section entitled “Risk Factors” included elsewhere in this prospectus supplement. For additional information regarding risks and uncertainties, please read our filings with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and the Securities Act of 1933, including our annual report on Form 10-K for the fiscal year ended December 31, 2009. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements in this paragraph and elsewhere in this prospectus supplement and in the documents incorporated by reference. Other than as required under securities laws, we do not assume a duty to update these forward-looking statements, whether as a result of new information, subsequent events or circumstances, changes in expectations or otherwise.

ABOUT US

We are an independent exploration, development and production company that utilizes advanced exploration, drilling and completion technologies to systematically explore for, develop and produce domestic onshore oil and natural gas reserves. We focus our activities in provinces where we believe these technologies, including horizontal drilling, multi-stage isolated fracture stimulations and 3-D seismic imaging, can be used to effectively maximize our return on invested capital.

Historically, our exploration and development activities have been focused in the Onshore Gulf Coast, the Anadarko Basin and West Texas. Beginning in late 2005, we began to acquire acreage within the Williston Basin in North Dakota and Montana. In late 2007, the majority of our drilling capital expenditures shifted from our historically active areas in the Onshore Gulf Coast, the Anadarko Basin and West Texas to the Williston Basin, where we are currently targeting the Bakken, Three Forks and Red River objectives.

Our executive offices are located at 6300 Bridge Point Parkway, Building Two, Suite 500, Austin, Texas 78730 and our telephone number is (512) 427-3300. Information contained on our website, www.bexp3d.com, is not part of this prospectus.

RISK FACTORS

An investment in the securities involves a significant degree of risk. Before you invest in our securities you should carefully consider those risk factors included in our most recent Annual Report on Form 10-K, any Quarterly Reports on Form 10-Q and any Current Reports on Form 8-K, which are incorporated herein by reference, and those risk factors that may be included in any applicable prospectus supplement, together with all of the other information included in this prospectus, any prospectus supplement and the documents we incorporate by reference, in evaluating an investment in our securities. If any of the risks discussed in the foregoing documents were to occur, our business, financial condition, results of operations and cash flows could be materially adversely affected. Also, please read “Cautionary Statement Regarding Forward-Looking Statements.”

USE OF PROCEEDS

Unless we specify otherwise in the applicable prospectus supplement, the net proceeds we receive from the sale of the securities offered by us pursuant to this prospectus and any prospectus supplement will be used for general corporate purposes. General corporate purposes may include any of the following:

•	repaying debt;

•	providing working capital;

•	funding capital expenditures;

•	paying for possible acquisitions or the expansion of our businesses; or

•	repurchasing our capital stock.

We may temporarily invest the net proceeds we receive from any offering of securities or use the net proceeds to repay short-term debt until we can use them for their stated purposes.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods presented. You should read these ratios in connection with our consolidated financial statements, including the notes to those statements, incorporated by reference in this prospectus.

	2005		2006		2007		2008	2009

Ratio of Earnings to Fixed Charges (1)	8.3	X	3.4	X	1.7	X	N/M	N/M

(1)	Fixed charges are the sum of expensed interest, including amortized loan costs and interest related to rental expense, capitalized interest, and dividends.

DESCRIPTION OF DEBT SECURITIES

The following description of debt securities sets forth certain general terms and provisions of the debt securities to which this prospectus and any prospectus supplement may relate. The particular terms of any series of debt securities and the extent to which the general provisions may apply to a particular series of debt securities will be described in a prospectus supplement relating to that series. The debt securities will be issued under one or more separate indentures between us and a trustee to be named in the prospectus supplement. Senior debt securities will be issued under a senior indenture and subordinated debt securities will be issued under a subordinated indenture. Together the senior indenture and the subordinated indenture are called indentures.

Because we have included only a summary of the indenture terms, you must read the indentures in full to understand every detail of the terms of the debt securities. The summary is not complete. The forms of the indentures have been filed as exhibits to the registration statement to which this prospectus relates and you should read the indentures for provisions that may be important to you.

General

Unless otherwise indicated in the applicable prospectus supplement, the debt securities will be our direct, unsecured obligations. The senior debt securities will rank equally with all of our other senior and unsubordinated debt. The subordinated debt securities will have a junior position to certain of our debt, as described in the subordinated securities themselves or under the supplemental indenture under which they are issued.

We conduct a substantial part of our operations through our subsidiaries. To the extent of such operations, holders of debt securities will have a position junior to the prior claims of creditors of our subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities and guarantee holders, and any preferred stockholders, except to the extent that we may ourself be a creditor with recognized and unsubordinated claims against any subsidiary. Our ability to pay principal of and premium, if any, and interest on any debt securities is, to a large extent, dependent upon the payment to us of dividends, interest or other charges by our subsidiaries.

If specified in the prospectus supplement, the debt securities will be general obligations of our subsidiaries that execute subsidiary guarantees. Unless otherwise specified in the prospectus supplement, such subsidiary guarantees will be unsecured obligations. See “— Subsidiary Guarantees.”

A prospectus supplement and a supplemental indenture relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	the title and type of the debt securities;

•	any limit upon the total principal amount of the debt securities;

•	the dates on which the principal and premium (if any) of the debt securities will be payable;

•	the interest rate or rates, or the method of determination thereof, that the debt securities will bear and the interest payment dates for the debt securities;

•	places where payments of the principal, premium, if any, and interest may be made on the debt securities;

•	any optional redemption periods;

•	any subordination and the terms thereof;

•	any sinking fund, amortization or other provisions that would obligate us to redeem, repurchase or repay some or all of the debt securities;

•	if other than US dollars, the currency or currencies, or the form of other securities or property in which principal of (and premium, if any) and/or interest on the debt securities will or may be payable;

•	any index or other method used to determine the amount of payment of principal of (and premium, if any) and/or interest on the debt securities;

•	whether any portion of the principal amount of such debt securities is payable upon declaration of the acceleration of the maturity thereof;

•	any additional means of satisfaction or discharge of the debt securities;

•	whether our subsidiaries will provide guarantees of the debt securities, and the terms of any subordination of such guarantee;

•	any deletions, modifications, or additions to the events of default or covenants pertaining to the debt securities or made for the benefit of the holders thereof;

•	whether the debt securities will be convertible or exchangeable and, if so, the provisions regarding convertibility or exchangeability of the debt securities;

•	whether the debt securities will be subject to certain optional interest rate reset provisions;

•	whether the debt securities will be issued as a global debt security and, in that case, the identity of the depository for the debt securities; and

•	any other terms of the debt securities.

Neither of the indentures limits the amount of debt securities that may be issued. Each indenture allows debt securities to be issued up to the principal amount that may be authorized by us and may be in any currency or currency unit designated by us.

Debt securities of a series may be issued in registered, bearer, coupon or global form.

The prospectus supplement for each series of debt securities will state whether the debt securities will be issued in registered form and whether the debt securities will be in denominations other than $1,000 each or multiples thereof.

Original Issue Discount

One or more series of debt securities offered by this prospectus may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates. The federal income tax consequences and special considerations applicable to any series of debt securities generally will be described in the applicable prospectus supplement.

Subsidiary Guarantees

Our payment obligations under any series of the debt securities may be jointly and severally guaranteed by one or more of our subsidiaries. If a series of debt securities is so guaranteed by any of our subsidiaries, such subsidiaries will execute a supplemental indenture or notation of guarantee as further evidence of their guarantee. The applicable prospectus supplement will describe the terms of any guarantee by our subsidiaries.

The obligations of each subsidiary under its subsidiary guarantee may be limited to the maximum amount that will not result in such guarantee obligations constituting a fraudulent conveyance or fraudulent transfer under federal or state law, after giving effect to all other contingent and fixed liabilities of that subsidiary and any collections from or payments made by or on behalf of any other subsidiary guarantor in respect to its obligations under its subsidiary guarantee.

Each indenture may restrict consolidations or mergers with or into a subsidiary guarantor or provide for the release of a subsidiary from a subsidiary guarantee, as set forth in a related prospectus supplement, the applicable indenture, and any applicable related supplemental indenture.

If a series of debt securities is guaranteed by our subsidiaries and is designated as subordinate to our senior debt, then the guarantee by those subsidiaries will be subordinated to their senior debt and will be subordinated to any guarantees by those subsidiaries of our senior debt. See “— Subordination.”

Subordination

Under the subordinated indenture, payment of the principal, interest and any premium on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of any debt specified in the applicable prospectus supplement and supplemental indenture.

Consolidation, Merger or Sale

The indentures generally permit a consolidation or merger between us and another entity. They also permit the sale by us of all or substantially all of our property and assets. If this happens, the remaining or acquiring entity shall assume all of our responsibilities and liabilities under the indentures, including the payment of all amounts due on the debt securities and performance of the covenants in the indentures. However, we will consolidate or merge with or into any other corporation or sell all or substantially all of our assets only according to the terms and conditions of the indentures. The remaining or acquiring entity will be substituted for us in the indentures with the same effect as if it had been an original party to the indentures. Thereafter, the successor entity may exercise our rights and powers under any indenture, in our name or in its own name. Any act or proceeding required or permitted to be done by our board of directors or any of our officers may be done by the board or officers of the successor entity. If we sell all or substantially all of our assets, upon compliance with these provisions, we shall be released from all our liabilities and obligations under any indenture and under the debt securities.

Modification of Indentures

Under each indenture our rights and obligations and the rights of the holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, is effective against any holder without its consent.

Events of Default

Each of the indentures defines an event of default with respect to debt securities of any series as any of the following events:

•	failure to pay interest on any debt security for 30 days after it is due;

•	failure to pay the principal of or premium, if any, on any debt security when due;

•	failure to deposit any sinking fund payment for 30 days after it is due;

•	failure to perform any other covenant in the indenture that continues for 60 days after being given written notice;

•	certain events in bankruptcy, insolvency or reorganization; or

•	any other event of default included in any indenture or supplemental indenture.

An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under an indenture. The trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal or interest) if it considers such withholding of notice to be in the best interests of the holders.

If an event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the debt securities of the series may declare the entire principal of all the debt securities of that series to be due and payable immediately. If an event of default occurs and is continuing with respect to all series of debt securities as a result of a failure to perform a covenant applicable to all securities or because of bankruptcy, insolvency or reorganization, the trustee or the holders of at least 25% in aggregate principal amount of all of the debt securities may declare the entire principal of all the debt securities to be due and payable immediately. If either of these happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of that series (or of the debt securities of all series, as the case may be) can void the declaration. There is no automatic acceleration, even in the event of bankruptcy, insolvency or reorganization.

Other than its duties in case of a default, a trustee is not obligated to exercise any of its rights or powers under either indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. If they provide this reasonable indemnification, the holders of a majority in principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for any series of debt securities.

Covenants

Under the indentures, we will:

•	pay the principal of, and interest and any premium on, the debt securities when due;

•	maintain a place of payment;

•	deliver a report to the trustee at the end of each fiscal year reviewing our obligations under the indentures; and

•	deposit sufficient funds with any paying agent on or before the due date for any principal, interest or premium.

Equal and Ratable Securitization

Neither we nor any restricted subsidiary may secure senior debt securities of any series unless the debt securities of every other series are also equally and ratably secured. The subordinated securities have no such restrictive covenant.

Payment and Transfer

Principal, interest and any premium on fully registered securities will be paid at designated places. Payment will be made by check mailed to the persons in whose names the debt securities are registered on days specified in the indentures or any prospectus supplement. Debt securities payments in other forms will be paid at a place designated by us and specified in a prospectus supplement.

Fully registered securities may be transferred or exchanged at the corporate trust office of the trustee or at any other office or agency maintained by us for such purposes without the payment of any service charge except for any tax or governmental charge.

Global Securities

Certain series of the debt securities may be issued as permanent global debt securities to be deposited with a depositary with respect to that series. Unless otherwise indicated in the prospectus supplement, the following is a summary of the depository arrangements applicable to debt securities issued in permanent global form and for which The Depositary Trust Company (“DTC”) acts as depositary.

Each global debt security will be deposited with, or on behalf of, DTC, as depositary, or its nominee and registered in the name of a nominee of DTC. Except under the limited circumstances described below, global debt securities are not exchangeable for definitive certificated debt securities.

Ownership of beneficial interests in a global debt security is limited to institutions that have accounts with DTC or its nominee (“participants”) or persons that may hold interests through participants. In addition, ownership of beneficial interests by participants in a global debt security will be evidenced only by, and the transfer of that ownership interest will be effected only through, records maintained by DTC or its nominee for a global debt security. Ownership of beneficial interests in a global debt security by persons that hold through participants will be evidenced only by, and the transfer of that ownership interest within that participant will be effected only through, records maintained by that participant. DTC has no knowledge of the actual beneficial owners of the debt securities. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participants through which the beneficial owners entered the transaction. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global debt security.

Payment of principal of, and interest on, debt securities represented by a global debt security registered in the name of or held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner and holder of the global debt security representing those debt securities. We have been advised by DTC that upon receipt of any payment of principal of, or interest on, a global debt security, DTC will immediately credit accounts of participants on its book-entry registration and transfer system with payments in amounts proportionate to their respective beneficial interests in the principal amount of that global debt security as shown in the records of DTC. Payments by participants to owners of beneficial interests in a global debt security held through those participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the sole responsibility of those participants, subject to any statutory or regulatory requirements that may be in effect from time to time.

Neither we, any trustee nor any of our respective agents will be responsible for any aspect of the records of DTC, any nominee or any participant relating to, or payments made on account of, beneficial interests in a permanent global debt security or for maintaining, supervising or reviewing any of the records of DTC, any nominee or any participant relating to such beneficial interests.

A global debt security is exchangeable for definitive debt securities registered in the name of, and a transfer of a global debt security may be registered to, any person other than DTC or its nominee, only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary for that global debt security or at any time DTC ceases to be registered under the Securities Exchange Act of 1934;

•	we determine in our discretion that the global debt security shall be exchangeable for definitive debt securities in registered form; or

•	there shall have occurred and be continuing an event of default or an event which, with notice or the lapse of time or both, would constitute an event of default under the debt securities.

Any global debt security that is exchangeable pursuant to the preceding sentence will be exchangeable in whole for definitive debt securities in registered form, of like tenor and of an equal aggregate principal amount as the global debt security, in denominations specified in the applicable prospectus supplement (if other than $1,000 and integral multiples of $1,000). The definitive debt securities will be registered by the registrar in the name or names instructed by DTC. We expect that these instructions may be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in the global debt security.

Except as provided above, owners of the beneficial interests in a global debt security will not be entitled to receive physical delivery of debt securities in definitive form and will not be considered the holders of debt securities for any purpose under the indentures. No global debt security shall be exchangeable except for another global debt security of like denomination and tenor to be registered in the name of DTC or its nominee. Accordingly, each person owning a beneficial interest in a global debt security must rely on the procedures of DTC and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the global debt security or the indentures.

We understand that, under existing industry practices, in the event that we request any action of holders, or an owner of a beneficial interest in a global debt security desires to give or take any action that a holder is entitled to give or take under the debt securities or the indentures, DTC would authorize the participants holding the relevant beneficial interests to give or take that action, and those participants would authorize beneficial owners owning through those participants to give or take that action or would otherwise act upon the instructions of beneficial owners owning through them.

DTC has advised us that DTC is a limited purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the Securities Exchange Act of 1934. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in those securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

Defeasance

We will be discharged from our obligations on the debt securities of any series at any time if we deposit with the trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of the series. If this happens, the holders of the debt securities of the series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of debt securities and replacement of lost, stolen or mutilated debt securities.

We must also obtain an opinion of counsel to the effect that as a result of the defeasance, holders of that series of debt securities will not recognize income, gain or loss for federal income tax purposes and will be subject to federal income tax on the same amount, in the same manner and at the same time as would have been the case if such defeasance had not occurred.

Meetings

Each indenture contains provisions describing how meetings of the holders of debt securities of a series may be convened. A meeting may be called at any time by the trustee, and also, upon request, by us or the holders of at least 20% in principal amount of the outstanding debt securities of a series. A notice of the meeting must always be given in the manner described under “Notices” below. Generally speaking, except for any consent that must be given by all holders of a series as described under “Modification of Indentures” above, any resolution presented at a meeting of the holders of a series of debt securities may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding debt securities of that series, unless the indenture allows the action to be voted upon to be taken with the approval of the holders of a different specific percentage of principal amount of outstanding debt securities of a series. In that case, the holders of outstanding debt securities of at least the specified percentage must vote in favor of the action. Any resolution passed or decision taken at any meeting of holders of debt securities of any series in accordance with the applicable indenture will be binding on all holders of debt securities of that series and any related coupons, unless, as discussed in “Modification of Indentures” above, the action is only effective against holders that have approved it. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be holders holding or representing a majority in principal amount of the outstanding debt securities of a series.

Governing Law

Each indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

Notices

Notices to holders of debt securities will be given by mail to the addresses of such holders as they appear in the security register.

Senior Credit Facility

Our senior credit facility provides for a maximum $200 million in commitments and matures in July 2012. Borrowings under our senior credit facility are secured by substantially all of our oil and natural gas properties. The collateral value and borrowing base are redetermined semi-annually and are based in part on prevailing oil and natural gas prices. The senior credit facility agreement contains various covenants and restrictive provisions, which limit our ability to incur additional indebtedness, sell properties, purchase or redeem our capital stock, make investments or loans, create liens and make certain acquisitions.

Senior Notes

We have $160 million of Senior Notes outstanding, $125 million of which was issued in April 2006 and $35 million of which was issued in April 2007. The notes are fully and unconditionally guaranteed by us, and our wholly-owned subsidiaries. We are obligated to pay the $160 million of Senior Notes in cash upon maturity in May 2014. Beginning November 2006, we paid 9 5/8% interest on the $125 million outstanding and beginning in May 2007, we paid 9 5/8% interest on the $160 million outstanding. Future interest payments are due semi-annually in arrears in November and May of each year.

The Senior Notes are our unsecured senior obligations, and:

•	rank equally in right of payment with all our existing and future senior indebtedness;

•	rank senior to all of our future subordinated indebtedness; and

•	are effectively junior in right of payment to all of our and the guarantors’ existing and future secured indebtedness, including debt under our senior credit agreement.

The Indenture governing the Senior Notes contains customary events of default. Upon the occurrence of certain events of default, the trustee or the holders of 25% or more in aggregate principal amount of the Senior Notes may declare all outstanding Senior Notes to be due and payable immediately.

Additionally, the Indenture governing the Senior Notes contains customary restrictions and covenants which could potentially limit our flexibility to manage and fund our business.

DESCRIPTION OF CAPITAL STOCK

The description of our capital stock below is only a summary and is not intended to be complete. For a complete description, please read our certificate of incorporation and bylaws, which have been filed with the Securities and Exchange Commission.

General

Our authorized capital stock consists of 180,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. Pursuant to a Certificate of Designations which has been filed with the Secretary of State of Delaware, 2,250,000 shares of our preferred stock have been designated Series A Preferred Stock.

Common Stock

Subject to the preferential rights of any outstanding series of preferred stock, the holders of our common stock are entitled to one vote for each share held of record on all matters submitted to the stockholders. Our certificate of incorporation does not allow the stockholders to take action by written consent with less than unanimous consent. The holders of our common stock are entitled to participate fully in dividends, if any are declared by the Board of Directors out of legally available funds, and in the distribution of assets in the event of liquidation. However, the payment of any dividends and the distribution of assets to holders of our common stock will be subject to any prior rights of outstanding shares of our preferred stock. We have never paid cash dividends on our common stock. The holders of our common stock have no preemptive or conversion rights, redemption rights, or sinking fund provisions. Our common stock is not assessable.

Preferred Stock

Our Board of Directors may establish, in addition to the Series A Preferred Stock, without stockholder approval, one or more classes or series of our preferred stock having the number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences, and limitations that our Board of Directors may designate. The issuance of additional shares of our preferred stock could adversely affect the voting power of the holders of our common stock and restrict their rights to receive payments upon our liquidation. It could also have the effect of delaying, deferring or preventing a change in control of us.

Series A Preferred Stock

The Series A Preferred Stock has a stated value of $20.00 per share and bears dividends at a rate of 6% per annum.

The Series A Preferred Stock has a ten-year maturity and is redeemable at our option at 100% or 101% of the stated value per share (depending on certain conditions) at any time prior to maturity in October 2010. At maturity, the Series A Preferred Stock must be redeemed at 100% of the stated value per share and is not convertible.

In the event of a change of control, we must offer to purchase the outstanding Series A Preferred Stock at 101% of the stated value plus all accrued and unpaid dividends. In the event of any liquidation, dissolution or winding up, the holders of the Series A Preferred Stock shall receive a distribution of $20.00 per share plus any accrued and unpaid dividends before any holders of common stock or junior preferred stock receive any dividends.

In the event we fail to comply with certain requirements such as failing to pay accrued dividends on time or failing to pay the applicable price for optional (whether or not deemed) or mandatory redemption, the dividend rate will be increased 1% per annum until the event of noncompliance is remedied.

The vote of the holders of 75% of the shares of Series A Preferred Stock is required for us to issue additional shares of Series A Preferred Stock (except for permitted issuances), the authorization, creation or issuance of any parity security (except for permitted issuances) or the amendment, alteration or repeal of any of the provisions of our Certificate of Incorporation which would adversely affect any right, preference, privilege or voting power of shares of Series A Preferred Stock.

There are no restrictions on the repurchase or redemption of Series A Preferred Stock by the registrants while there is any arrearage in the payment of dividends or sinking fund installments.

Other Preferred Stock

The following description discusses the general terms of the preferred stock that we may issue. The description of preferred stock set forth below and the description of the terms of a particular series of preferred stock set forth in the applicable prospectus supplement are not complete and are qualified in their entirety by reference to our certificate of incorporation and to the certificate of designation relating to that series of preferred stock. The certificate of designation for any series of preferred stock will be filed with the Securities and Exchange Commission promptly after the offering of that series of preferred stock.

The particular terms of any series of preferred stock being offered by us under this shelf registration will be described in the prospectus supplement relating to that series of preferred stock. If so indicated in the prospectus supplement relating to a particular series of preferred stock, the terms of any such series of preferred stock may differ from the terms set forth below. The terms of the preferred stock may include:

•	the title of the series and the number of shares in the series;

•	the price at which the preferred stock will be offered;

•	the dividend rate or rates or method of calculating the rates, the dates on which the dividends will be payable, whether or not dividends will be cumulative or noncumulative and, if cumulative, the dates from which dividends on the preferred stock being offered will cumulate;

•	the voting rights, if any, of the holders of shares of the preferred stock being offered;

•	the provisions for a sinking fund, if any, and the provisions for redemption, if applicable, of the preferred stock being offered;

•	the liquidation preference per share;

•	the terms and conditions, if applicable, upon which the preferred stock being offered will be convertible into our common stock, including the conversion price, or the manner of calculating the conversion price, and the conversion period;

•	the terms and conditions, if applicable, upon which the preferred stock being offered will be exchangeable for debt securities, including the exchange price, or the manner of calculating the exchange price, and the exchange period;

•	any listing of the preferred stock being offered on any securities exchange;

•	whether interests in the shares of the series will be represented by depositary shares;

•	the relative ranking and preferences of the preferred stock being offered as to dividend rights and rights upon liquidation, dissolution or the winding up of our affairs;

•	any limitations on the issuance of any class or series of preferred stock ranking senior or equal to the series of preferred stock being offered as to dividend rights and rights upon liquidation, dissolution or the winding up of our affairs; and

•	any additional rights, preferences, qualifications, limitations and restrictions of the series.

Upon issuance, the shares of preferred stock will be fully paid and nonassessable, which means that its holders will have paid their purchase price in full and we may not require them to pay additional funds. Holders of preferred stock will not have any preemptive rights.

The transfer agent and registrar for the preferred stock will be identified in the applicable prospectus supplement.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and Bylaws and other Agreements

Our certificate of incorporation and our bylaws contain provisions that might be characterized as anti-takeover provisions. These provisions may deter or render more difficult proposals to acquire control of our company, including proposals a stockholder might consider to be in his or her best interest, impede or lengthen a change in membership of the Board of Directors and make removal of our management more difficult.

Removal of Directors; Advance Notice Provisions for Stockholder Nominations

Any director may be removed from office only by the affirmative vote of a majority of the then outstanding shares entitled to vote on the matter. Any stockholder wishing to submit a nomination to the Board of Directors must follow the procedures outlined in our bylaws.

Unanimous Consent of Stockholders Required for Action by Written Consent

Under our certificate of incorporation stockholder action may be taken without a meeting only by unanimous written consent of all of our stockholders.

Issuance of Preferred Stock

As described above, our certificate of incorporation authorizes the Board of Directors to issue preferred stock from time to time, in one or more series, and the Board of Directors, without further approval of the stockholders, is authorized to fix the rights, preferences, privileges and restrictions applicable to each series of preferred stock. The purpose of authorizing the Board of Directors to determine these rights, preferences, privileges and restrictions is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of any class of preferred stock, including the outstanding shares of Series A Preferred Stock, while providing flexibility for many corporate purposes, could, among other things, adversely affect the voting power of the holders of our common stock and, under certain circumstances, make it more difficult for a third party to gain control of us.

Business Combinations under Delaware Law

We are a Delaware corporation and are governed by Section 203 of the Delaware General Corporation Law. Section 203 prevents an interested stockholder, which is a person who owns 15% or more of our outstanding voting stock, from engaging in business combinations with us for three years following the time the person becomes an interested stockholder. These restrictions do not apply if:

•	before the person becomes an interested stockholder, our Board of Directors approves the transaction in which the person becomes an interested stockholder or the business combination;

•	upon completion of the transaction that results in the person becoming an interested stockholder, the interested stockholder owns at least 85% of our outstanding voting stock at the time the transaction began, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	following the transaction in which the person became an interested stockholder, the business combination is approved by our Board of Directors and authorized at an annual or special meeting of our stockholders, and not by written consent, by the affirmative vote of a least two-thirds of our outstanding voting stock not owned by the interested stockholder.

In addition, the law does not apply to interested stockholders who became interested stockholders before our common stock was listed on the Nasdaq Stock Market.

Delaware law defines the term “business combination” to encompass a wide variety of transactions with, or caused by, an interested stockholder, including mergers, asset sales and other transactions in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders. This law could have an anti-takeover effect with respect to transactions not approved in advance by our Board of Directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of the common stock.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase debt or equity securities. We may issue warrants independently or together with any offered securities. The warrants may be attached to or separate from those offered securities. We may issue the warrants under warrant agreements to be entered into between us and a bank or trust company, as warrant agent, all as described in the applicable prospectus supplement.

The prospectus supplement relating to any warrants that we may offer will contain the specific terms of the warrants. These terms may include the following:

•	the title of the warrants;

•	the designation, amount and terms of the securities for which the warrants are exercisable;

•	the designation and terms of the other securities, if any, with which the warrants are to be issued and the number of warrants issued with each other security;

•	the price or prices at which the warrants will issued;

•	the aggregate number of warrants;

•	any provisions for adjustment of the number of amount of securities receivable upon exercise of the warrants or the exercise price of the warrants;

•	the price or prices at which the securities purchasable upon exercise of the warrants may be purchased;

•	if applicable, the date on and after which the warrants and the securities purchasable upon exercise of the warrants will be separately transferable;

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants;

•	the date on which the right to exercise the warrants will commence, and the date on which the right will expire;

•	the maximum or minimum number of warrants that may be exercised at any time; and

•	information with respect to book-entry procedures, if any.

Warrant Agreements

We may issue the warrants in one or more series under one or more warrant agreements, each to be entered into between us and one or more banks, trust companies or other financial institutions, as warrant agent. We may add, replace, or terminate warrant agents from time to time. We may also choose to act as our own warrant agent or may choose one of our subsidiaries to do so.

The warrant agent under a warrant agreement will act solely as our agent in connection with the warrants issued under that agreement. The warrant agent will not assume any obligation or relationship of agency or trust for or with any holders of those warrants. Any holder of warrants may, without the consent of any other person, enforce by appropriate legal action, on its own behalf, its right to exercise those warrants in accordance with their terms.

Form, Exchange, and Transfer

We may issue the warrants in registered form or bearer form. Warrants issued in registered form, i.e., book-entry form, will be represented by a global security registered in the name of a depository, which will be the holder of all the warrants represented by the global security. Those investors who own beneficial interests in a global warrant will do so through participants in the depository’s system, and the rights of these indirect owners will be governed solely by the applicable procedures of the depository and its participants. In addition, we may issue warrants in non-global form, i.e., bearer form. If any warrants are issued in non-global form, warrant certificates may be exchanged for new warrant certificates of different denominations, and holders may exchange, transfer, or exercise their warrants at the warrant agent’s office or any other office indicated in the applicable prospectus supplement or other offering material.

Prior to the exercise of their warrants, holders of warrants will not have any rights of holders of the common stock purchasable upon such exercise and will not be entitled to dividend payments, if any, or voting rights of the common stock purchasable upon such exercise.

Exercise of Warrants

A warrant will entitle the holder to purchase for cash an amount of debt or equity securities at an exercise price that will be stated in, or that will be determinable as described in, the applicable prospectus supplement or other offering material. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement or other offering material. After the close of business on the expiration date, unexercised warrants will become void. Warrants may be redeemed as set forth in the applicable prospectus supplement or other offering material.

Warrants may be exercised as set forth in the applicable prospectus supplement or other offering material. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement or other offering material, we will forward, as soon as practicable, the common stock purchasable upon such exercise. If less than all of the warrants represented by such warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

DESCRIPTION OF DEPOSITARY SHARES

We may, at our option, elect to offer fractional shares of preferred stock, rather than full shares of preferred stock. If we do, we will issue to the public receipts for depositary shares, and each of these depositary shares will represent a fraction of a share of a particular series of preferred stock.

Description of Depositary Shares

The shares of any series of preferred stock underlying the depositary shares will be deposited under a deposit agreement between us and a bank or trust company selected by us to be the depositary. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion to the applicable fractional interest in shares of preferred stock underlying that depositary share, to all the rights and preferences of the preferred stock underlying that depositary share.

The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Depositary receipts will be issued to those persons who purchase the fractional interests in the preferred stock underlying the depositary shares, in accordance with the terms of the offering. The following summary of the deposit agreement, the depositary shares and the depositary receipts is not complete. You should refer to the forms of the deposit agreement and depositary receipts that may be filed as exhibits to the registration statement in the event we issue depositary shares.

Dividends and Other Distributions

The depositary will distribute all cash dividends or other cash distributions received in respect of the preferred stock to the record holders of depositary shares relating to that preferred stock in proportion to the number of depositary shares owned by those holders.

If there is a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary shares that are entitled to receive the distribution, unless the depositary determines that it is not feasible to make the distribution. If this occurs, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the applicable holders.

Redemption of Depositary Shares

If a series of preferred stock underlying the depositary shares is subject to redemption, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of that series of preferred stock held by the depositary. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to that series of the preferred stock. Whenever we redeem shares of preferred stock that are held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the shares of preferred stock so redeemed. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as determined by the depositary.

After the date fixed for redemption, the depositary shares called for redemption will no longer be outstanding, and all rights of the holders of those depositary shares will cease, except the right to receive any money, securities, or other property upon surrender to the depositary of the depositary receipts evidencing those depositary shares.

Voting the Preferred Stock

Upon receipt of notice of any meeting at which the holders of preferred stock are entitled to vote, the depositary will mail the information contained in the notice of meeting to the record holders of the depositary shares underlying that preferred stock. Each record holder of those depositary shares on the record date (which will be the same date as the record date for the preferred stock) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of the preferred stock underlying that holder’s depositary shares. The depositary will try, as far as practicable, to vote the number of shares of preferred stock underlying those depositary shares in accordance with such instructions, and we will agree to take all action which may be deemed necessary by the depositary in order to enable the depositary to do so. The depositary will not vote the shares of preferred stock to the extent it does not receive specific instructions from the holders of depositary shares underlying the preferred stock.

Amendment and Termination of the Depositary Agreement

The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may be amended at any time by agreement between us and the depositary. However, any amendment that materially and adversely alters the rights of the holders of depositary shares will not be effective unless the amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. The deposit agreement may be terminated by us or by the depositary only if (i) all outstanding depositary shares have been redeemed or (ii) there has been a final distribution of the underlying preferred stock in connection with our liquidation, dissolution or winding up and the preferred stock has been distributed to the holders of depositary receipts.

Charges of Bank Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the bank depositary in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary shares will pay other transfer and other taxes and governmental charges and any other charges, including a fee for the withdrawal of shares of preferred stock upon surrender of depositary receipts, as are expressly provided in the depositary agreement to be payable by such holders.

Withdrawal of Preferred Stock

Except as may be provided otherwise in the applicable prospectus supplement, upon surrender of depositary receipts at the principal office of the bank depositary, subject to the terms of the depositary agreement, the owner of the depositary shares may demand delivery of the number of whole shares of preferred stock and all money and other property, if any, represented by those depositary shares. Partial shares of preferred stock will not be issued. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of whole shares of preferred stock to be withdrawn, the bank depositary will deliver to such holder at the same time a new depositary receipt evidencing the excess number of depositary shares. Holders of preferred stock thus withdrawn may not thereafter deposit those shares under the depositary agreement or receive depositary receipts evidencing depositary shares therefor.

Resignation and Removal of Depositary

The depositary may resign at any time by delivering a notice to us of its election to do so. We may remove the depositary at any time. Any such resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of its appointment. The successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal.

Miscellaneous

The depositary will forward to holders of depository receipts all reports and communications from us that we deliver to the depositary and that we are required to furnish to the holders of the preferred stock.

Neither we nor the depositary will be liable if either of us is prevented or delayed by law or any circumstance beyond our control in performing our respective obligations under the deposit agreement. Our obligations and those of the depositary will be limited to the performance in good faith of our respective duties under the deposit agreement. Neither we nor the depositary will be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. We and the depositary may rely upon written advice of counsel or accountants, or upon information provided by persons presenting preferred stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

DESCRIPTION OF RIGHTS

We may issue rights to purchase debt securities, preferred stock, common stock or other securities that are being registered hereunder. These rights may be issued independently or together with any other security offered hereby and may or may not be transferable by the stockholder receiving the rights in such offering. In connection with any offering of such rights, we may enter into a standby arrangement with one or more underwriters or other purchasers pursuant to which the underwriters or other purchasers may be required to purchase any securities remaining unsubscribed for after such offering.

Each series of rights will be issued under a separate rights agreement which we will enter into with a bank or trust company, as rights agent, all as set forth in the applicable prospectus supplement. The rights agent will act solely as our agent in connection with the certificates relating to the rights and will not assume any obligation or relationship of agency or trust with any holders of rights certificates or beneficial owners of rights. We will file the rights agreement and the rights certificates relating to each series of rights with the Securities and Exchange Commission, and incorporate them by reference as an exhibit to the registration statement of which this prospectus is a part on or before the time we issue a series of rights.

The applicable prospectus supplement will describe the specific terms of any offering of rights for which this prospectus is being delivered, including the following:

•	the date of determining the stockholders entitled to the rights distribution;

•	the number of rights issued or to be issued to each stockholder;

•	the exercise price payable for each share of debt securities, preferred stock, common stock or other securities upon the exercise of the rights;

•	the number and terms of the shares of debt securities, preferred stock, common stock or other securities which may be purchased per each right;

•	the extent to which the rights are transferable;

•	the date on which the holder’s ability to exercise the rights shall commence, and the date on which the rights shall expire;

•	the extent to which the rights may include an over-subscription privilege with respect to unsubscribed securities;

•	if applicable, the material terms of any standby underwriting or purchase arrangement entered into by us in connection with the offering of such rights; and

•	any other terms of the rights, including the terms, procedures, conditions and limitations relating to the exchange and exercise of the rights.

The description in the applicable prospectus supplement of any rights that we may offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable rights certificate, which will be filed with the Securities and Exchange Commission.

DESCRIPTION OF UNITS

As specified in the applicable prospectus supplement, we may issue units consisting of one or more debt securities, shares of common stock or preferred stock, warrants or any combination of such securities. In addition, the prospectus supplement relating to units will describe the terms of any units we issue, including as applicable:

•	the designation and terms of the units and the securities included in the units;

•	any provision for the issuance, payment, settlement, transfer or exchange of the units;

•	the date, if any, on and after which the units may be transferable separately;

•	whether we will apply to have the units traded on a securities exchange or securities quotation system;

•	any material United States federal income tax consequences; and

•	how, for United States federal income tax purposes, the purchase price paid for the units is to be allocated among the component securities.

PLAN OF DISTRIBUTION

We may sell securities pursuant to this prospectus (i) through underwriters or dealers, (ii) through agents, (iii) directly to one or more purchasers or (iv) through a combination of any such methods of sale. The prospectus supplement relating to any offering of securities may include the following information:

•	the terms of the offer;

•	the names of any underwriters, dealers or agents;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price of the securities from us;

•	the net proceeds to us from the sale of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions or other items constituting underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.

Sales through Underwriters or Dealers

If we use underwriters in the sale, the underwriters will acquire the securities for their own accounts. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

We may also make direct sales through subscription rights distributed to our existing stockholders on a pro rata basis, which may or may not be transferable. In any distribution of subscription rights to our stockholders, if all of the underlying securities are not subscribed for, we may then sell the unsubscribed securities directly to third parties or may engage the services of one or more underwriters, dealers or agents, including standby underwriters, to sell the unsubscribed securities to third parties.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

Some or all of the securities that we offer though this prospectus may be new issues of securities with no established trading market. Any underwriters to whom we sell our securities for public offering and sale may make a market in those securities, but they will not be obligated to do so and they may discontinue any market making at any time without notice. Accordingly, we cannot assure you of the liquidity of, or continued trading markets for, any securities that we offer.

If dealers are used in the sale of securities, we will sell the securities to them as principals. The dealers may then resell those securities to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale.

Pursuant to a requirement by the Financial Industry Regulatory Authority, or FINRA, the maximum commission or discount to be received by any FINRA member or independent broker/dealer may not be greater than eight percent (8%) of the gross proceeds received by us for the sale of any securities being registered pursuant to Rule 415 under the Securities Act of 1933.

If more than 10% of the net proceeds of any offering of securities made under this prospectus will be received by FINRA members participating in the offering or affiliates or associated persons of such FINRA members, the offering will be conducted in accordance with the National Association of Securities Dealers Conduct Rule 2710(h).

Direct Sales and Sales through Agents

We may sell the securities directly. In this case, no underwriters or agents would be involved. We may sell securities upon the exercise of rights that we may issue to our securityholders. We may also sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities.

We may sell the securities through agents we designate from time to time. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

General Information

Underwriters, dealers and agents that participate in the distribution of the offered securities may be underwriters as defined in the Securities Act of 1933, and any discounts or commissions received by them from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act of 1933. Any underwriters or agents will be identified and their compensation described in a prospectus supplement.

We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

In addition, sales not covered by this prospectus may also be made pursuant to Rule 144 or another applicable exemption under the Securities Act of 1933.

To comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

LEGAL MATTERS

Certain legal matters in connection with the securities offered pursuant to this prospectus will be passed upon by Thompson & Knight L.L.P., Dallas, Texas. Underwriters, dealers and agents, if any, who we will identify in a prospectus supplement, may have their counsel pass upon certain legal matters in connection with the securities offered by this prospectus.

EXPERTS

The consolidated financial statements of Brigham Exploration Company as of December 31, 2009 and 2008, and for each of the years in the three-year period ended December 31, 2009, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2009, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein and upon the authority of said firm as experts in auditing and accounting.

RESERVE ENGINEERS

Cawley, Gillespie & Associates, Inc., registered independent petroleum consultants, estimated our reserves as of December 31, 2009, 2008 and 2007 and the present value of the estimated future net revenues from those estimated reserves included in this document. These estimates are included in reliance upon their reports given upon their authority as experts on the matters covered by the summary reserve report.